                                                FILED PURSUANT TO RULE 424(B)(4)
                                                REGISTRATION NO. 333-46433

                               1,025,000 SHARES

                [LOGO OF PROVIDENCE AND WORCESTER APPEARS HERE]

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                                 COMMON STOCK

                               ----------------

  Of the 1,025,000 shares of common stock, par value $.50 per share (the "Common Stock"), of Providence and Worcester Railroad Company ("P&W" or the "Company") offered hereby, 1,000,000 shares are being sold by the Company and 25,000 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

  The Common Stock is currently traded on the American Stock Exchange (the "AMEX") under the symbol "PWX." On March 18, 1998, the last reported sale price of the Common Stock on the AMEX was $15.50 per share. See "Price Range of Common Stock and Dividend Policy."

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           UNDERWRITING              PROCEEDS TO
                               PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                                PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDER
--------------------------------------------------------------------------------
Per Share...................    $14.25        $0.99        $13.26      $13.26
--------------------------------------------------------------------------------
Total(3)....................  $14,606,250   $1,014,750   $13,260,000  $331,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Does not include additional compensation in the form of (a) a 2% non-accountable expense allowance on the Common Stock sold by the Company in the amount of $285,000, and (b) warrants (the "Underwriters' Warrants") to purchase up to 100,000 shares of Common Stock. In addition, the Company has agreed to indemnify the underwriters (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of this Offering payable by the Company estimated at $620,000, including the non-accountable expense allowance.
(3) The principal shareholder of the Company (the "Principal Shareholder") has granted the Underwriters a 30-day option to purchase up to 153,750 additional shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total "Price to Public" and "Underwriting Discounts and Commissions" will be $16,797,188 and $1,166,963, respectively, the total "Proceeds to Company" will remain unchanged and the total "Proceeds to Selling Shareholder," including the Principal Shareholder, will be $2,370,225. See "Underwriting."

                               ----------------

  The Common Stock is being offered severally by the Underwriters named herein, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify this Offering without notice. It is expected that delivery of certificates representing the shares of Common Stock will be made on or about March 24, 1998 at the offices of Advest, Inc. in New York, New York.

                               ----------------

                                 ADVEST, INC.

                 THE DATE OF THIS PROSPECTUS IS MARCH 19, 1998

                                                                 [PHOTOGRAPH]


                                            2. P&W serving Tilcon
                                            Connecticut, Inc.'s trap rock
                                            quarry at Wallingford, CT.


[PHOTOGRAPH]                                                     [PHOTOGRAPH]




1. Doublestack container train destined     3. P&W traversing Hell Gate
for P&W's Worcester intermodal facility.    Bridge in New York City, with
                                            the Triborough and 59th Street
                                            bridges in the background.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                  [MAP OF THE COMPANY'S RAIL FREIGHT SYSTEM]

                 [MAP OF THE COMPANAY'S RAIL FREIGHT SYSTEM]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise specified, all information in this Prospectus assumes no exercise of the over-allotment option granted to the Underwriters. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially as a result of various factors, and investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  P&W is a regional freight railroad operating in Massachusetts, Rhode Island, Connecticut and New York. The Company is the only interstate freight carrier serving the State of Rhode Island and possesses the exclusive and perpetual right to conduct freight operations over the Northeast Corridor between New Haven, Connecticut and the Massachusetts/Rhode Island border. Since commencing independent operations in 1973, the Company, through a series of acquisitions of connecting lines, has grown from 45 miles of track to its current system of approximately 515 miles. P&W operates the largest double stack intermodal terminal facilities in New England in Worcester, Massachusetts, a strategic location for regional transportation and distribution enterprises.

  The Company transports a wide variety of commodities for its customers, including construction aggregate, iron and steel products, chemicals, lumber, scrap metals, plastic resins, cement, processed foods and edible food stuffs, such as frozen foods, corn syrup and animal and vegetable oils. Its customers include The Dow Chemical Company, Exxon Corporation, Frito-Lay, Inc., General Dynamics Corporation, Getty Petroleum Marketing Inc., International Paper Company, Leggett & Platt, Incorporated, Mobil Oil Corporation, R.R. Donnelley & Sons and Tilcon Connecticut, Inc. In 1997, P&W transported over 31,000 carloads of freight and over 43,000 intermodal containers, representing an increase of 14.0% and 9.3%, respectively, over 1996 volumes. The Company also generates income through sales of properties, grants of easements and licenses and leases of land and tracks.

  P&W's connections to multiple Class I railroads, either directly or through connections with regional and short-line carriers, provide the Company with a competitive advantage by allowing it to offer creative pricing and routing alternatives to its customers. In addition, the Company's commitment to maintaining its track and equipment to high standards enables P&W to provide fast, reliable and efficient service.

  Over the past decade, consumer product companies have increasingly turned to intermodal transportation, i.e., the shipment of containerized cargo via more than one mode of transportation. By using a hub-and-spoke approach to shipping, multiple double stacked containers can be moved by rail to and from an intermodal terminal and then either delivered to their final destinations by trucks or transferred to ships for export. Headquartered in a major population center in New England, the Company is well situated to capitalize on this trend.

  There are a number of development projects underway in New England to increase port capacity along its extensive coastline and to improve the intermodal transportation and distribution infrastructure in the region. These projects include the Commonwealth of Massachusetts' $250 million highway reconstruction project to create a direct Worcester connection to the Massachusetts Turnpike and improve road connections to Worcester; the State of Connecticut's project to restore rail access to the Port of New Haven; and the State of Rhode Island's $120 million expansion and improvement of the Quonset Point/Davisville port and industrial park located near the entrance to Narragansett Bay ("Quonset/Davisville"). The Quonset/Davisville project, when completed, will create the largest on-dock double stack and tri-level auto rail facility in New England with substantial land to support port operations and development.

  The Company's objective is to become the dominant rail freight carrier in New England by capitalizing on these shipping trends and regional developments through implementation of the following strategies:

 .  Pursue Opportunities to Upgrade, Expand and Enhance Existing Rail
   Infrastructure. Certain of the Company's growth opportunities are contingent upon anticipated enhancements to its existing rail system. The Quonset/Davisville project contemplates construction of an additional rail line with double stack and tri-level auto rail car clearances on trackage on the Northeast Corridor over which P&W possesses the exclusive and perpetual freight service easement. To realize the benefits of this project, the Company is in the process of making clearance improvements on its line from its connection with the Northeast Corridor at Central Falls, Rhode Island to Worcester. The Company is also working with the Commonwealth of Massachusetts to implement a statewide clearance improvement project that will include certain P&W rail lines in Worcester County. In addition, the Company has begun to identify and improve undergrade bridge structures to permit heavier loadings on key line segments. These improvements should permit the Company to capitalize on increased rail traffic anticipated from the Quonset/Davisville development, capture more international and domestic double stack containerized cargo and handle heavier rail cars and cargo.

 .  Acquire and Develop Strategically Located Terminal Properties and Intermodal
   Facilities. Planned improvements associated with the Massachusetts highway reconstruction project will significantly expand the Company's facilities for intermodal and bulk transloading in Worcester. In addition, the project should enhance the Company's growth opportunities for intermodal transport by increasing the convenience of its terminal facilities as a hub for intermodal transportation to and from the region. To capitalize on such opportunities, the Company intends to pursue the identification and acquisition or lease of suitable properties in the Worcester area to increase its intermodal capacity. P&W is also exploring potential expansion opportunities for transload and intermodal yards in the I-395 Corridor in eastern Connecticut and is planning an intermodal facility at its South Quay property in East Providence, Rhode Island.

 .  Increase Existing System Revenues Through Expanded Customer
   Relationships. P&W's marketing and sales staff focuses on understanding and addressing the raw material requirements and transportation needs of its existing customers and businesses on its lines. The staff grows existing business by maintaining close working relationships with both customers and connecting carriers. In addition, the staff generates new business by targeting companies on its lines that underutilize rail services and by working with local economic development officials and realtors to attract new industries to locations on the Company's system.

 . Acquire Additional Rail Cars. The Company has experienced a significant increase in the need for gondola rail cars due to an upturn in shipments of scrap metal. The purchase of 40 100-ton gondolas with a portion of the proceeds of this Offering should enable the Company to meet this demand and increase its operating revenues.

 .  Acquire Connecting Rail Lines and Trackage Rights. In October 1997, the
   Company signed an agreement to purchase the Connecticut Central Railroad Company, a short-line railroad with operating rights over approximately 28 miles of track in central Connecticut. P&W intends to continue to expand its business through the selective acquisition of rail properties and trackage rights on connecting lines.

 .  Expand Locomotive and Rail Car Maintenance and Repair Capabilities. The
   Company intends to use a portion of the proceeds of this Offering to expand its Worcester maintenance center to increase efficiency and enable it to provide expanded contract maintenance and repair services.

                                  THE OFFERING

Common Stock Offered by:
 The Company......................  1,000,000 shares
 The Selling Shareholder..........     25,000 shares
                                    ----------------
  Total shares offered............  1,025,000 shares
Shares of Common Stock outstanding
 before this Offering.............  2,222,830 shares
Shares of Common Stock to be
 outstanding after this
 Offering (1).....................  3,422,830 shares
Use of proceeds...................  To purchase rail cars, finance maintenance facility expansion and repay debt. See "Use
                                    of Proceeds."
AMEX Symbol.......................  PWX

  Except where otherwise indicated, all share and per share data in this Prospectus (i) give no effect to the 100,000 shares issuable upon exercise of the Underwriters' Warrants; (ii) assume no exercise of outstanding stock options to purchase 41,161 shares of Common Stock; and (iii) give no effect to the up to 27,500 shares issuable upon the purchase of the Connecticut Central Railroad Company. See "Business -- Business Strategy," "Management -- Stock Plans" and "Underwriting."
--------
(1) Includes the issuance of 200,000 shares of Common Stock upon exercise of warrants held by Massachusetts Capital Resource Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
     Liquidity and Capital Resources."

                             SUMMARY FINANCIAL DATA

  The summary financial data should be read in conjunction with the Company's audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                           YEARS ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1995           1996           1997
                                   -------------  -------------  -------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating revenues.............. $      19,778  $      19,456  $      22,083
  Operating expenses..............        17,677         17,714         18,333
                                   -------------  -------------  -------------
  Income from operations..........         2,101          1,742          3,750
  Other income....................           581          1,660            638
  Interest expense................        (1,175)        (1,371)        (1,358)
                                   -------------  -------------  -------------
  Income before income taxes......         1,507          2,031          3,030
  Provision for income taxes......           590            780          1,100
                                   -------------  -------------  -------------
  Net income...................... $         917  $       1,251  $       1,930
                                   =============  =============  =============
  Diluted income per share(a)..... $        0.43  $        0.54  $        0.81
                                   =============  =============  =============
  Weighted average shares--
   diluted........................         2,136          2,461          2,489
                                   =============  =============  =============

                                                          AT DECEMBER 31, 1997
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (B)
                                                         ------- ---------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets.......................................... $71,212     $74,812
  Short-term debt.......................................   2,281       1,721
  Long-term debt, less current portion..................  11,916       2,482
  Shareholders' equity..................................  38,038      51,852

--------
(a) The income per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Note 1 to the Company's audited financial statements included elsewhere in this Prospectus.
(b) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock in this Offering and the application of the net proceeds therefrom to prepay certain indebtedness (including maximum prepayment penalties) as described in "Use of Proceeds." As adjusted shareholders' equity reflects an extraordinary charge, due to the early extinguishment of debt, of $245,000 (net of tax) which the Company expects to record in the second quarter of 1998 when the debt is paid.

                                 RISK FACTORS

  Investors should carefully consider the following matters in connection with an investment in the Company's Common Stock in addition to the other information contained in this Prospectus. This Prospectus contains "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "would," "could," "intend," "plan," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

FLUCTUATIONS IN OPERATING REVENUES

  Historically, the Company's operating revenues have been tied to national and regional economic conditions, especially those impacting the manufacturing sector, while the Company's expenses have been relatively inelastic. A downturn in general economic conditions could materially adversely affect the Company's business and results of operations. In addition, shifts in the New England economy between manufacturing and service sectors could materially affect the Company's performance. The Company's operating revenues and expenses have also fluctuated due to unpredictable events, such as adverse weather conditions and customer plant closings. While generally the Company has been able to replace revenues lost due to plant closings through expansion of existing business or replacement with new customers, there can be no assurance that it could do so in the future. The occurrence of such unpredictable events in the future could cause further fluctuations in operating revenues and expenses and materially adversely affect the Company's financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CUSTOMER CONCENTRATION

  In 1997, the Company's 10 largest customers accounted for approximately 51.5% of the Company's operating revenues. The Company's business could be materially adversely affected if any of these customers reduces shipments of commodities transported by the Company. A significant customer that in 1997 accounted for 4.2% of the Company's operating revenues recently announced plans to convert its manufacturing plant to a research and development facility over the next four years, which is expected to reduce this customer's rail shipments. Although in the past the Company has been able to replace revenues lost due to a reduction in existing customers' rail service requirements, no assurance can be given that it could do so in the future. See "Business -- Customers."

POTENTIAL DELAYS OR COMPLICATIONS WITH REGIONAL DEVELOPMENT PROJECTS

  The State of Rhode Island is developing a freight rail improvement project for the construction of an additional rail line with double stack container and tri-level auto rail car clearances on the Northeast Corridor from P&W's main line in Central Falls, Rhode Island to Quonset/Davisville. Part of the Company's growth strategy is dependent upon the proposed development of Quonset/Davisville and the related freight rail improvement project. While the Rhode Island electorate has approved the expenditure of $72 million for the Quonset/Davisville project, of which $50 million is to fund the freight rail improvement project and $22 million is to be invested in the industrial park, numerous governmental approvals are required to complete the proposed development, and there is no assurance that State funds will be expended as planned. Furthermore, the State of Rhode Island's portion of the freight rail improvement project ($50 million) is expected to be matched by federal appropriations, and there can be no assurance that such funds will be appropriated or that, if appropriated, the proposed development will be completed as planned. Failure of the State of Rhode Island to complete the Quonset/Davisville development (including the freight rail improvement project) or unforeseen delays in the development could materially adversely affect the growth of the Company's business. Moreover, there is no assurance that the development, if completed as planned, will generate substantial additional rail traffic for the Company.

  The Company's growth strategy is also dependent upon other state and federal development projects, including, but not limited to, the Commonwealth of Massachusetts' $250 million highway reconstruction project and the State of Connecticut's project to restore rail access to the Port of New Haven. No assurance can be given that such development projects will be completed as or when planned and, if completed, will generate additional business for the Company.

COMPETITION

  For customers located directly on line, which constitute the majority of the Company's freight business, the Company is the only rail carrier directly serving them. However, the Company competes with other freight railroads in the location of new rail-oriented businesses in the region. The Company also competes with other modes of transportation, particularly long-haul trucking companies. Any improvement in the cost or quality of these alternate modes of transportation, for example, legislation granting material increases in truck size or allowable weight, could increase this competition and materially adversely affect the Company's business and results of operations. The Company believes the acquisition of Consolidated Rail Corporation ("Conrail") and its subsequent division between CSX Corporation ("CSX") and Norfolk Southern Railroad ("Norfolk Southern"), approval of which is pending before the United States Surface Transportation Board (the "STB"), may present expansion opportunities for the Company. However, the Conrail transaction may lead to increased competition with other freight railroads, particularly in Massachusetts, as well as efforts by Conrail's acquirers to reduce revenues to regional and short-line carriers. See "Business -- Competition."

AVAILABILITY OF ACQUISITION OPPORTUNITIES AND ASSOCIATED RISKS

  The Company believes that its ability to grow depends, in part, upon its ability to acquire additional connecting rail lines. In making acquisitions, the Company competes with other short-line and regional rail operators, some of which are larger and have greater financial resources than the Company. The growing competition for such acquisitions may cause an increase in acquisition prices and related costs, resulting in fewer attractive acquisition opportunities, which could materially adversely affect the Company's growth. The Company's ability to acquire additional rail properties and related assets may also depend upon its ability to obtain financing on satisfactory terms. Furthermore, acquisitions of additional rail lines may be subject to regulatory review and approval by the STB. No assurance can be given that the Company will be able to acquire suitable additional rail lines or that, if acquired, the Company would be able to successfully operate such additional rail lines. In addition, the Company anticipates that it will be classified as a Class II railroad in 1999. Acquisitions made by Class II railroads are subject to a requirement to pay up to one year of severance for employees affected by an acquisition, which does not apply to acquisitions by Class III railroads, the Company's current classification. The anticipated change in the Company's classification could increase the costs of possible future acquisitions.

SOUTH QUAY LITIGATION AND DEVELOPMENT

  The Company has invested approximately $11 million in the development of approximately 33 acres of reclaimed formerly tide flowed land in East Providence, Rhode Island (the "South Quay"), which land is adjacent to 12 acres owned by the Company. The Company has obtained a judgment from the Rhode Island Superior Court confirming the Company's fee simple absolute title in the South Quay, which judgment has been appealed to the Rhode Island Supreme Court by the State of Rhode Island and the Rhode Island Coastal Resources Management Council (the "Coastal Council"). The Company anticipates that the Rhode Island Supreme Court will not issue a decision in the case until 1999. Failure of the Rhode Island Supreme Court to confirm P&W's title in the South Quay could materially adversely affect the Company's ability to develop this property. Moreover, regardless of the outcome, the pending litigation is likely to delay any commercial development of the property and to result in increased legal expenses to the Company. See "Business -- Legal Proceedings."

  In addition, P&W currently plans to develop the South Quay as an intermodal facility but may not be able to attract an adequate level of investment or user commitment to permit commercial development for such use. Furthermore, certain types of commercial development of the South Quay would be subject to extensive permitting requirements by regulatory agencies, including the Coastal Council. If the Company is unable to attract adequate investment or user commitments or is unable to obtain the financing or permits necessary to develop the property, the Company may not realize a return on its investment and could incur a non-recurring charge to earnings based on any reduction in the realizable value of the property. See "Business -- Business Strategy."

LABOR ISSUES

  Substantially all of the Company's non-management employees are represented by national railroad labor organizations. The Company's collective bargaining agreements with its unions are evergreen contracts which do not expire but may be amended on or after June 1, 1998 for the United Transportation Union, December 31, 1999 for the Transportation Communication Union and July 1, 2000 for the Brotherhood of Railroad Signalmen. The Company's inability to satisfactorily conclude negotiations with the unions could materially adversely affect the Company's operations and financial performance. Similarly, any protracted work stoppages against the Company's connecting railroads could materially adversely affect the Company's business and results of operations. Historically, Congress has intervened in such events to avoid disruptions in interstate commerce, but there can be no assurance that it would do so in the future.

  All railroad industry employees are covered by the Railroad Retirement Act and the Railroad Unemployment Insurance Act in lieu of Social Security and other federal and state unemployment insurance programs, and the Federal Employers Liability Act in lieu of state workers' compensation. Significant increases in the taxes payable pursuant to the Railroad Retirement Act would increase the Company's costs of operations. See "Business -- Employees."

RELATIONSHIPS WITH OTHER RAILROADS

  The railroad industry in the United States is dominated by a small number of large Class I carriers that have substantial market control and negotiating leverage. A majority of the Company's carloadings is interchanged with a Class I carrier, Conrail. A decision by Conrail, or its proposed acquirers, CSX and Norfolk Southern, to discontinue transporting certain commodities or to use alternate modes of transportation, such as motor carriers, would materially adversely affect the Company's business. See "Business -- Industry Overview."

  The Company's ability to provide rail service to its customers depends in large part upon its ability to maintain cooperative relationships with all its connecting carriers with respect to, among other matters, freight rates, car supply, interchange and trackage rights. A deterioration in the operations of, relationships with or service provided by those connecting carriers could materially adversely affect the Company's business.

AVAILABILITY OF GOVERNMENT PROGRAMS

  In the past, the Company has worked with federal and state agencies to improve its rail infrastructure and has been effective in obtaining federal and state financial support for such projects. However, there can be no assurance that such federal and state programs or funds will be available in the future or that the Company will be eligible to participate in such programs. Failure to participate in federal and state programs or to receive federal or state funding for rail infrastructure improvements would cause the Company to incur the full cost of rail infrastructure improvements and significantly increase its costs of rail maintenance. See "Business --Business Strategy."

POTENTIAL FOR INCREASED GOVERNMENTAL REGULATION AND MANDATED UPGRADE TO
PROPERTY

  The Company is subject to governmental regulation by the STB, the Federal Railroad Administration (the "FRA") and other federal, state and local regulatory authorities with respect to certain rates and railroad operations, as well as a variety of health, safety, labor, environmental and other matters, all of which could potentially affect the competitive position and profitability of the Company. Management of the Company believes that the regulatory freedoms granted by the Staggers Rail Act of 1980 (the "Staggers Rail Act") have been beneficial to the Company by giving it flexibility to adjust prices and operations to respond to market forces and industry changes. However, various interests, and certain members of the United States House of

Representatives and Senate (which have jurisdiction over the federal regulation of railroads), have from time to time expressed their intention to support legislation that would eliminate or reduce significant freedoms granted by the Staggers Rail Act. If enacted, these proposals, or court or administrative rulings to the same effect under current law, could materially adversely affect the Company's business and results of operations.

  The Company anticipates that its STB classification as a Class III railroad will change to Class II in 1999, which may require the Company to comply with any future safety mandates on more accelerated timetables than apply to Class III railroads.

  As a result of the planned introduction of high speed passenger service on the Northeast Corridor, the FRA has issued a proposed order requiring that all locomotives operating on the Northeast Corridor between New Haven, Connecticut and Boston, Massachusetts be equipped with automatic civil speed enforcement systems, the cost of which is anticipated to be at least $45,000 per locomotive. The proposed order does not address whether the federally funded high speed project or the Company would bear the costs of required locomotive retrofits. While federal funding has been provided in the past to implement mandated improvements relating to the high speed project, there can be no assurance that funding for such mandates will be provided in the future. The introduction of new unfunded mandates for equipment retrofit or other physical plant requirements could materially adversely affect the Company's results of operations.

CASUALTY LOSSES

  The Company has obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. The Company believes that its insurance coverage is adequate based on its experience. However, under catastrophic circumstances such as accidents involving passenger trains or spillage of hazardous materials, the Company's liability could exceed its insurance limits. The Company transports hazardous chemicals throughout its system and conducts operations on the Northeast Corridor on which there is heavy passenger traffic. Insurance is available from only a limited number of insurers, and there can be no assurance that insurance protection at the Company's current levels will continue to be available or, if available, will be obtainable on terms acceptable to the Company. Losses or other liabilities incurred by the Company which are not covered by insurance or which exceed the Company's insurance limits could materially adversely affect the Company's financial condition, liquidity and results of operations.

CONCENTRATION OF OWNERSHIP

  Immediately following this Offering, Robert H. Eder, the Company's Chairman and Chief Executive Officer and the Principal Shareholder, together with his wife, will own of record 29.1% of the outstanding Common Stock (24.6% assuming exercise in full of the Underwriters' over-allotment option) and 77% of the Preferred Stock. Holders of Preferred Stock are entitled to elect two-thirds of the Company's Board of Directors and to vote separately as a class on all other matters voted on by shareholders. Consequently, the Principal Shareholder will continue to be able to exercise effective control over most corporate actions and outcomes of matters requiring a shareholder vote, including the election of directors. See "Principal and Selling Shareholders" and "Description of Capital Stock."

ENVIRONMENTAL MATTERS

  The Company's railroad operations and real estate ownership are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. The Company transports hazardous materials and periodically uses hazardous materials in its operations. While the Company believes it is in substantial compliance with all applicable environmental laws and regulations, any allegations or findings to the effect that the Company had violated laws or regulations could materially adversely affect the Company's business and results of operations. The Company operates on properties that have been used for rail operations for over a century. There can be no assurance that historic releases of hazardous waste or materials will not be discovered, requiring remediation of Company properties and that the costs of such remediation would not be material. See "Business -- Environmental Matters."

RELIANCE ON KEY PERSONNEL

  The Company's success is dependent on certain management and personnel, including Robert H. Eder, its Chairman and Chief Executive Officer, and Orville R. Harrold, its President and Chief Operating Officer. The loss of the services of one or both of these executives could materially adversely affect the Company's business and results of operations. While the Company believes that it would be able to locate suitable replacements for these executives, there can be no assurance it would be able to do so. The Company does not have employment agreements with these executives and does not maintain any key person life insurance. See "Management."

ANTI-TAKEOVER MEASURES; POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  The Company is subject to the Rhode Island Business Combination Act which, except for certain limited exceptions, prohibits business combinations involving certain shareholders of publicly held corporations for a period of five years after such shareholders acquire 10% or more of the outstanding voting stock of the corporation.

  P&W was specially chartered by an act of the Rhode Island General Assembly. The Company's charter provides that one-third of the Board is elected by the holders of Common Stock and the remainder are elected by the holders of Preferred Stock. This provision, although intended to help assure the stability and continuity of the Company's governance, may have the effect of making an acquisition of the Company more difficult. See "Description of Capital Stock."

YEAR 2000 COMPLIANCE

  The Company has substantially completed modification of its computer systems to address the Year 2000 issue. However, the Company relies, in part, on data generated by other railroads. While the Company believes that it will be able to address the problems, if any, generated by such other railroads' failure to account for the Year 2000 issue, there can be no assurance that the Company will be able to do so without disruption to its operations or that any such disruption would not be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding an aggregate of 3,422,830 shares of Common Stock. An aggregate of 3,219,984 of such shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless owned by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Sales of a substantial number of previously issued shares of Common Stock in the public market following this Offering could materially adversely affect the market price of the Common Stock. The Company, its executive officers and directors and certain principal shareholders, who after this Offering will own in the aggregate approximately 1,310,000 shares of Common Stock, have agreed that for a period of 180 days (90 days in the case of the Selling Shareholder) after the date of this Prospectus, they will not, subject to certain exceptions, directly or indirectly offer, sell, pledge or otherwise dispose of or encumber any Common Stock without the prior written consent of Advest, Inc. Certain shareholders have the right, subject to limitations, to require the Company to register for sale to the public all or a portion of the Common Stock held by them. See "Shares Eligible for Future Sale."

                                  THE COMPANY

  P&W, a Rhode Island corporation, is a regional freight railroad operating in Massachusetts, Rhode Island, Connecticut and New York over approximately 515 miles of track. Originally incorporated in 1844 by legislative charter, the Company operated independently from 1847 to 1888, at which time its rail system was leased to a predecessor of the New York, New Haven and Hartford Railroad. It remained under lease until 1973, when it commenced independent operations over 45 miles of trackage between Central Falls, Rhode Island and Worcester with a branch to East Providence, Rhode Island. Since 1973, the Company has experienced steady expansion through a series of strategic acquisitions of rail properties and trackage rights.

  In 1974, P&W purchased a line extending from Worcester to Gardner, Massachusetts to afford the Company an additional interline connection. Also in 1974, P&W gained the right to serve customers between Central Falls and Providence, Rhode Island. In 1976, the Company acquired a portion of the Groton, Connecticut to Worcester main line extending south from Worcester to Plainfield, Connecticut, and two branch lines extending from this line. In 1980, P&W acquired the rest of the Groton to Worcester main line from Plainfield to Groton.

  The Company acquired the Warwick Railroad in 1980 and the Moshassuck Valley Railroad in 1981. In 1982, P&W acquired all of the lines and operating rights of Conrail in Rhode Island and Conrail's exclusive freight easement on Amtrak's Northeast Corridor from the Massachusetts/Rhode Island border to Old Saybrook, Connecticut. As a result of the 1982 acquisition, P&W became the only interstate rail freight carrier in Rhode Island.

  In 1991, the Company acquired the exclusive freight easement on the Northeast Corridor from Old Saybrook to New Haven and two branch lines within the City of New Haven, including the line servicing the Port of New Haven. In 1993, the Company acquired a portion of Conrail's Middletown Secondary line extending from Wallingford, Connecticut to New Haven. The Company also acquired freight service rights on segments of the Waterbury branch and the Danbury branch, both lines owned by the State of Connecticut, as well as trackage rights over the Maybrook Secondary line between Derby and Danbury, Connecticut and the Northeast Corridor between New Haven and South Norwalk, Connecticut. This transaction enabled the Company to significantly expand its construction aggregate hauling business and led to P&W's acquisition in 1996 of the exclusive right to handle the transport of construction aggregate between three quarries operated by Tilcon Connecticut, Inc. located in Wallingford, Wauregan and Branford, Connecticut to Fresh Pond Junction on Long Island, New York.

  From 1980 through 1987, the Company was a wholly-owned subsidiary of Capital Properties, Inc., a publicly held corporation ("Capital Properties"). On January 1, 1988, through a series of transactions, the shareholders of Capital Properties received, as a distribution with respect to each share of Capital Properties capital stock held, one share of the Common Stock and one share of the Company's Preferred Stock, and Capital Properties ceased to have any ownership interest in the Company. Upon completion of the transactions, the Company became an independent, publicly-held corporation. See "Use of Proceeds" and "Certain Transactions."

  The Company's principal executive offices are located at 75 Hammond Street, Worcester, Massachusetts 01610. The Company's telephone number is (508) 755-4000.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and estimated expenses, are expected to be approximately $12.6 million. Of such proceeds, approximately $2.0 million will be used to purchase gondola rail cars and approximately $1.6 million will be used to expand the Company's Worcester maintenance facility. See "Business--Business Strategy." The remainder of the proceeds will be used to repay approximately $9.0 million in indebtedness. The foregoing represents estimates, and the actual amount and timing of such use of proceeds, and the specific debt obligations to be repaid, will depend upon numerous factors. Pending application of the proceeds, the net proceeds of this Offering will be invested in investment grade, short-term debt instruments. The Company will not receive any proceeds from the sale of shares by the Selling Shareholder or by the Principal Shareholder pursuant to the over-allotment option.

  The Company intends to retire approximately $8.8 million of its outstanding debt obligations to Capital Properties, CIT Group, Inc. ("CIT") and Massachusetts Capital Resource Company ("MCRC"). The Company's indebtedness to Capital Properties arose out of the separation of the Company from Capital Properties, its former parent. See "Certain Transactions." At March 18, 1998, the total principal due on the note to Capital Properties was approximately $3.9 million. The note bears interest at the rate of 10% per annum and matures on December 31, 2007. There is no prepayment penalty. The Company's indebtedness to CIT arises out of equipment financing and has a current principal balance of approximately $3.1 million. This debt bears interest at a rate of 8.69% per annum and is payable in monthly installments until June 2003. At March 18, 1998, the estimated prepayment penalty was approximately $31,000, assuming this debt is repaid in full.

  MCRC, a private investment fund, provided P&W with $5.0 million in financing in December 1995, for which the Company issued a subordinated note (the "MCRC Note"), which bears interest at the rate of 10% per annum and is payable in quarterly installments with a maturity date of December 31, 2005. In connection with the financing, the Company also issued to MCRC warrants for the purchase of up to 200,000 shares of Common Stock at an exercise price of $7.10 per share (the "MCRC Warrants"). Upon the completion of this Offering, pursuant to the terms of the MCRC Note and the MCRC Warrants, MCRC must apply $1.4 million of the amount due under the MCRC Note toward the exercise of the MCRC Warrants, which will leave a remaining principal balance of $3.6 million on the MCRC Note. At March 18, 1998, the estimated prepayment penalty was $288,000, assuming the exercise of the MCRC Warrants and repayment of the MCRC
Note in full.

  The Company owes Bestfoods (formerly named CPC International, Inc.) approximately $220,000 plus interest at the rate of 8.75% per annum (approximately $264,000 in total) under a 1995 Settlement Agreement relating to an environmental claim, which will be due and payable upon closing of this Offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is quoted on the AMEX under the symbol "PWX." Prior to March 5, 1997, the Common Stock was traded on The Nasdaq National Market ("NASDAQ") under the symbol "PWRR." The following table sets forth, for the periods indicated, the high and low sale price per share for the Common Stock as reported on the AMEX and NASDAQ. Also included are dividends paid per share of Preferred Stock and Common Stock during these quarterly periods.

                                                 COMMON STOCK
                                                TRADING PRICES   DIVIDENDS PAID
                                                --------------- ----------------
                                                 HIGH     LOW   PREFERRED COMMON
                                                ------- ------- --------- ------
1996
  First Quarter................................ $ 8 1/2 $ 6 3/4   $ -0-   $ -0-
  Second Quarter...............................   8 1/2   7 1/2    5.00     .05
  Third Quarter................................   8 1/2   6 1/2     -0-     -0-
  Fourth Quarter...............................   8       6 1/2     -0-     .05
1997
  First Quarter................................  10 3/8   7 1/2    5.00     -0-
  Second Quarter...............................  12 1/2   9 3/4     -0-     .06
  Third Quarter................................  14 1/4  10 5/8     -0-     -0-
  Fourth Quarter...............................  22 1/4  13 1/4     -0-     .06
1998
  First Quarter (through March 18, 1998).......  18 7/8  15 1/2    5.00     .03

  On March 18, 1998, the last reported sale price of the Common Stock on the AMEX was $15.50 per share. As of March 18, 1998, there were approximately 702 holders of record of the Common Stock.

  The Company has paid semi-annual dividends on the Common Stock and an annual non-cumulative 10% dividend on the Preferred Stock since 1989. The non-cumulative Preferred Stock dividend is fixed by the Company's Charter at the rate of $5.00 per share per year, out of funds legally available for the payment of dividends. In 1997, the Company raised its Common Stock dividend 20%, from $.05 a share semi-annually to $.06 a share. At a meeting of the Board of Directors held January 28, 1998, the Board modified the Company's dividend policy to pay a $.03 per share dividend on the Common Stock quarterly. Although the Board of Directors presently anticipates continuing this policy, the declaration of cash dividends on the Common Stock will be at the discretion of the Board of Directors based on the Company's earnings, financial condition, capital requirements and other relevant factors, including applicable law and any restrictions set forth in credit facilities entered into by the Company. Currently, the terms of the MCRC Note limit dividend payments to 25% of the Company's net income.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1997 and as adjusted to give effect to this Offering and the application of the net proceeds therefrom; and to reflect the exercise of the MCRC Warrants through the cancellation of $1.4 million of the MCRC Note. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources" and the audited financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                       AT DECEMBER 31, 1997
                                                       -----------------------
                                                        ACTUAL    AS ADJUSTED
                                                       ---------- ------------
                                                          (IN THOUSANDS)
Short-term debt....................................... $    2,281   $    1,721
                                                       ----------   ----------
Long-term debt, less current portion..................     11,916        2,482
                                                       ----------   ----------
Shareholders' equity:
Preferred Stock, $50 par value, 6,817 shares autho-
 rized (653 as adjusted)(a); 653 shares issued and
 outstanding at December 31, 1997.....................         33           33
Common Stock, $.50 par value, 3,023,436 shares autho-
 rized (15,000,000 as adjusted)(a); 2,221,933 shares
 issued and outstanding at December 31, 1997 and
 3,421,933 as adjusted ...............................      1,111        1,711
Additional paid-in capital............................      6,665       20,125
Retained earnings.....................................     30,229       29,983
                                                       ----------   ----------
Total shareholders' equity............................     38,038       51,852
                                                       ----------   ----------
Total capitalization.................................. $   52,235   $   56,055
                                                       ==========   ==========

--------
(a) On March 17, 1998, the Company's Charter was amended to decrease the Company's authorized Preferred Stock to 653 shares and to increase the Company's authorized Common Stock to 15,000,000 shares.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below with respect to the Company's statements of income for each of the three years in the period ended December 31, 1997, and with respect to the balance sheets at December 31, 1996 and 1997, are derived from the financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and which are included elsewhere in this Prospectus. The statement of income data for the years ended December 31, 1993 and 1994, and the balance sheet data at December 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein. The data should be read in conjunction with the Company's audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information included elsewhere in this Prospectus.

                                        YEARS ENDED DECEMBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating revenues......... $ 18,657  $ 20,292  $ 19,778  $ 19,456  $ 22,083
  Operating expenses.........   16,336    17,202    17,677    17,714    18,333
                              --------  --------  --------  --------  --------
  Income from operations.....    2,321     3,090     2,101     1,742     3,750
  Other income...............      707     1,206       581     1,660       638
  Interest expense...........   (1,353)   (1,285)   (1,175)   (1,371)   (1,358)
                              --------  --------  --------  --------  --------
  Income before income
   taxes.....................    1,675     3,011     1,507     2,031     3,030
  Provision for income
   taxes.....................      570     1,200       590       780     1,100
                              --------  --------  --------  --------  --------
  Net income.................    1,105     1,811       917     1,251     1,930
  Preferred Stock dividend...       32        31         3         3         3
                              --------  --------  --------  --------  --------
  Net income available to
   common shareholders....... $  1,073  $  1,780  $    914  $  1,248  $  1,927
                              ========  ========  ========  ========  ========
  Basic income per share..... $   0.76  $   0.99  $   0.45  $   0.57  $   0.87
                              ========  ========  ========  ========  ========
  Diluted income per share... $   0.54  $   0.87  $   0.43  $   0.54  $   0.81
                              ========  ========  ========  ========  ========
  Weighted average shares--
   basic(a)..................    1,406     1,796     2,043     2,178     2,209
                              ========  ========  ========  ========  ========
  Weighted average shares--
   diluted(a)................    2,042     2,077     2,136     2,461     2,489
                              ========  ========  ========  ========  ========
  Cash dividends declared on
   Common Stock.............. $    141  $    173  $    205  $    218  $    267
                              ========  ========  ========  ========  ========
                                            AT DECEMBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
BALANCE SHEET DATA:
  Total assets............... $ 60,706  $ 61,496  $ 68,012  $ 68,491  $ 71,212
  Short-term debt............    1,590       758       612     2,117     2,281
  Long-term debt, less
   current portion...........   11,378    10,485    12,977    12,131    11,916
  Shareholders' equity.......   31,113    32,914    34,455    36,061    38,038

--------
(a) The income per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share." See Note 1 to the Company's audited financial statements included elsewhere in this Prospectus.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in connection with the Company's audited financial statements and notes thereto included elsewhere in this Prospectus.

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  The Company is a regional freight railroad operating in Massachusetts, Rhode Island, Connecticut and New York.

  The Company generates operating revenues primarily from the movement of freight in both conventional freight cars and in intermodal containers on flat cars over its rail lines. Freight revenues are recorded at the time delivery is made to the customer or the connecting carrier. Modest non-freight operating revenues are derived from demurrage, switching, weighing, special train and other transportation services as well as from services rendered to freight customers and other outside parties by the Company's Maintenance of Way, Communications and Signals and Maintenance of Equipment Departments. Operating revenues also include amortization of deferred grant income.

  The Company's operating expenses consist of salaries and wages and related payroll taxes and employee benefits, depreciation, insurance and casualty claim expense, diesel fuel, car hire, property taxes, materials and supplies, purchased services and other expenses. Many of the Company's operating expenses are of a relatively fixed nature and do not increase or decrease proportionately with increases or decreases in operating revenues unless the Company's management takes specific actions to restructure the Company's operations.

  When comparing the Company's results of operations from one year to another, the following factors should be taken into consideration. First, the Company has historically experienced fluctuations in operating revenues and expenses due to unpredictable events such as one-time freight moves and customer plant expansions and shut-downs. Second, the Company's freight volumes are susceptible to increases and decreases due to changes in national and regional economic conditions.

  The Company also generates income through sales of properties, grants of easements and licenses and leases of land and tracks. Income or loss from sale, condemnation and disposal of property and equipment and grants of easements is recorded at the time the transaction is consummated and collectibility is assured. This income varies significantly from year to year. Over the last ten years, such income has ranged from a low of $460,000 to a high of $2.6 million with an annual average over this period of $1.3 million.

  The Company has one customer, Tilcon Connecticut, Inc., which accounted for approximately 12.1%, 12.6% and 15.1% of its operating revenues in 1995, 1996 and 1997, respectively. The Company does not believe that this customer will cease to be a rail shipper or will significantly decrease its freight volume in the foreseeable future. In the event that this customer should cease or significantly reduce its rail freight operations, management believes that the Company could restructure its operations to reduce operating costs by an amount sufficient to offset the decrease in operating revenues.

RESULTS OF OPERATIONS

  The following table sets forth the Company's operating revenues by category in dollars and as a percentage of operating revenues:

                                           YEARS ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1995           1996           1997
                                   -------------  -------------  -------------
                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
Freight Revenues:
  Conventional carloads........... $17,352  87.7% $17,050  87.6% $19,001  86.0%
  Containers......................   1,524   7.7    1,508   7.8    1,675   7.6
Non-Freight Operating Revenues:
  Transportation services.........     528   2.7      455   2.3      632   2.9
  Other...........................     374   1.9      443   2.3      775   3.5
                                   ------- -----  ------- -----  ------- -----
    Total......................... $19,778 100.0% $19,456 100.0% $22,083 100.0%
                                   ======= =====  ======= =====  ======= =====

  The following table sets forth conventional carload freight revenues by commodity group in dollars and as a percentage of such revenues:

                                           YEARS ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1995           1996           1997
                                   -------------  -------------  -------------
                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Chemicals and plastics............ $ 7,548  43.5% $ 7,366  43.2% $ 8,000  42.1%
Construction aggregate............   3,054  17.6    3,086  18.1    3,762  19.8
Food and agricultural products....   3,019  17.4    2,864  16.8    2,831  14.9
Forest and paper products.........   2,308  13.3    2,319  13.6    2,546  13.4
Scrap metal and waste.............     538   3.1      477   2.8      969   5.1
Other.............................     885   5.1      938   5.5      893   4.7
                                   ------- -----  ------- -----  ------- -----
    Total......................... $17,352 100.0% $17,050 100.0% $19,001 100.0%
                                   ======= =====  ======= =====  ======= =====

  The following table sets forth a comparison of the Company's operating expenses expressed in dollars and as a percentage of operating revenues:

                                            YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                        1995           1996           1997
                                    -------------  -------------  ------------
                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Salaries, wages, payroll taxes and
 employee benefits................  $ 9,997  50.6% $10,686  54.9% $11,023 49.9%
Casualties and insurance..........    1,373   6.9      800   4.1      572  2.6
Depreciation......................    1,790   9.1    1,940  10.0    2,054  9.3
Diesel fuel.......................      522   2.6      656   3.4      708  3.2
Car hire, net.....................      708   3.6      605   3.1      598  2.7
Purchased services, including
 legal and professional fees......    1,749   8.8    1,213   6.2    1,762  8.0
Repairs and maintenance of
 equipment........................      714   3.6      687   3.5      943  4.3
Track and signal materials........    1,877   9.5    1,257   6.4    1,866  8.4
Other materials and supplies......      796   4.0      848   4.4    1,012  4.6
Other.............................    1,302   6.6    1,318   6.8    1,325  6.0
                                    ------- -----  ------- -----  ------- ----
 Total............................   20,828 105.3   20,010 102.8   21,863 99.0
 Less capitalized and recovered
  costs...........................    3,151  15.9    2,296  11.8    3,530 16.0
                                    ------- -----  ------- -----  ------- ----
    Total.........................  $17,677  89.4% $17,714  91.0% $18,333 83.0%
                                    ======= =====  ======= =====  ======= ====

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

 Operating Revenues

  Operating revenues increased $2.6 million, or 13.5%, to $22.1 million in 1997 from $19.5 million in 1996. This increase was comprised of a $2.0 million (11.4%) increase in conventional freight revenues, a $167,000 (11.1%) increase in net container freight revenues and a $509,000 (56.7%) increase in non-freight operating revenues.

  The increases in conventional and container freight revenues were primarily the result of increases in freight traffic volume. The Company's conventional freight carloadings increased by 3,806, or 14.0%, to 31,047 carloadings in 1997 from 27,241 in 1996. Total intermodal containers handled increased by 3,707, or 9.3%, to 43,408 containers in 1997 from 39,701 in 1996. Average revenue per conventional carloading decreased slightly, principally due to a shift in the relative volume of commodities handled toward construction aggregate, which commands a comparatively lower freight rate. The average rate received per intermodal container increased slightly due to rate increases attributable to increases in certain railroad industry cost indices.

  The Company experienced increases in shipments by many of the Company's freight customers, attributable primarily to improved national and regional economic conditions as well as the Company's marketing efforts. The increase also reflected the addition of several new customers utilizing the Company's rail services.

  The $509,000 increase in non-freight operating revenues resulted primarily from increases in Maintenance of Way Department billings and from special train and other transportation revenues. Such revenues can vary significantly from year to year depending upon customer needs.

 Operating Expenses

  Operating expenses increased $619,000, or 3.5%, to $18.3 million in 1997 from $17.7 million in 1996. Operating expenses as a percentage of operating revenues ("operating ratio"), however, decreased to 83.0% in 1997 from 91.0% in 1996. The small increase in operating expenses and the decrease in the operating ratio were attributable to the relatively fixed nature of the Company's operating expenses and the fact that capitalized costs for track and bridge projects as well as costs recovered from government grants for public improvements, such as surfacing and signals for grade crossings, increased $1.2 million, or 53.7%, to $3.5 million in 1997 from $2.3 million in 1996.

  Casualties and insurance expense decreased $228,000, or 28.5%, to $572,000 in 1997 from $800,000 in 1996, principally due to the absence of any expenditures in 1997 for casualty losses in excess of amounts previously reserved. Casualty loss expense was $171,000 in 1996.

  Purchased services and track and signal materials expense increased $1.2 million, or 46.9%, to $3.6 million in 1997 from $2.5 million in 1996. This increase was primarily attributable to the increased capital projects and cost recovery programs carried out in 1997.

 Other Income

  Other income decreased $1.0 million, or 61.6%, to $638,000 in 1997 from $1.7 million in 1996, due primarily to a decrease in net gains from the sale, condemnation and disposal of properties and easements. The 1996 amount reflected a $1.0 million condemnation award.

 Interest Expense

  Interest expense was virtually unchanged between 1996 and 1997. Interest on approximately $730,000 of debt incurred to finance the acquisition of three locomotives during the second quarter of 1997 was essentially offset by interest reductions resulting from principal payments on existing indebtedness.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

 Operating Revenues

  Operating revenues decreased $322,000, or 1.6%, to $19.5 million in 1996 from $19.8 million in 1995. This decrease was comprised primarily of a $302,000 (1.7%) decrease in conventional carload revenues. Other non-freight operating revenues were virtually unchanged between the two years.

  The decreases in conventional and container freight revenues were primarily due to decreases in traffic volumes partially offset by higher average revenues received per conventional carloading and per container. The Company's conventional freight carloadings decreased 1,898, or 6.5%, to 27,241 carloadings in 1996 from 29,139 in 1995. Total intermodal containers handled decreased 1,510, or 3.7%, to 39,701 in 1996 from 41,211 in 1995. Increases in the average revenue received per conventional carloading were primarily due to a change in the mix of commodities toward higher revenue items while the increase in the average revenue received per container resulted from rate increases tied to increases in certain railroad industry cost indices.

  The decreases in both carload and container traffic volume in 1996 from 1995 were attributable to an economic slowdown which first became apparent late in the third quarter of 1995. Adverse weather conditions in the first quarter of 1996 also contributed to the decline in traffic. During the third quarter of 1996, as a result of improving economic conditions, conventional traffic volume began to return to 1995 levels. Conventional traffic volume for the fourth quarter of 1996 exceeded the prior year's level by 7.0% and, as previously noted, these higher traffic levels carried forward into 1997.

 Operating Expenses

  Operating expenses remained relatively stable at approximately $17.7 million in 1995 and 1996. The operating ratio increased in 1996 to 91.0% from 89.4% in 1995.

  Casualties and insurance expense decreased $573,000, or 41.7%, to $800,000 in 1996 from $1.4 million in 1995. This decrease was primarily attributable to a decrease in the cost of casualty and environmental claims, which decreased $557,000 to $171,000 in 1996 from $728,000 in 1995. The high level of claims in 1995 was attributable to a large environmental claim that was settled during that year.

  Purchased services and track and signal materials expense decreased $1.1 million, or 31.9%, to $2.5 million in 1996 from $3.6 million in 1995. This decrease was attributable to a lower level of capital projects and cost recovery programs carried out during 1996.

 Other Income

  Other income increased $1.1 million, or 185.7%, to $1.7 million in 1996 from $581,000 in 1995 due to substantially higher net gains realized from the sale, condemnation and disposal of properties and easements. In 1996, the Company received $1.0 million from the State of Rhode Island's condemnation of an abandoned rail line.

 Interest Expense

  Interest expense increased $196,000, or 16.7%, to $1.4 million in 1996 from $1.2 million in 1995. This increase was principally the result of interest on the subordinated note payable to MCRC, in the principal amount of $5.0 million, which originated in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has relied primarily on cash generated from operations to fund working capital and capital expenditures relating to ongoing operations, while relying on borrowed funds to finance acquisitions and equipment needs, primarily rolling stock. The Company generated $3.2 million, $1.5 million and $3.5 million of cash from operations in 1995, 1996 and 1997, respectively. The Company's total cash and cash equivalents increased by $1.4 million in 1995, but decreased by $1.3 million and $167,000 in 1996 and 1997, respectively. The principal utilization of cash during the three-year period was for expenditures for property and equipment acquisitions, principal payments on long-term debt obligations, reduction of current liabilities and payment of dividends.

  During 1995, 1996 and 1997, the Company generated approximately $108,000, $1.3 million and $230,000, respectively, from the sales and disposals of properties not considered essential for railroad operations and from easements, including the $1.0 million condemnation award received in 1996. The Company holds various properties which could be made available for sale, lease, license or grants of easements. Revenues from sales of properties and easements can vary significantly from year to year.

  Substantially all of the mainline track owned by the Company meets FRA Class 3 standards (permitting freight train speeds of 40 miles per hour), and the Company intends to continue to maintain this track at this level. The Company expended $1.7 million, $1.9 million and $2.5 million for track structure and bridge improvements in 1995, 1996 and 1997, respectively. Deferred grant income in the amount of $785,000 in 1995, $671,000 in 1996 and $935,000 in
1997 financed a portion of these improvements. In addition, the Company received $588,000 of grant proceeds in 1997 to purchase track materials for a three-year track improvement project commenced in 1997, which the Company expects to complete by 2000. The track materials were purchased during 1997 and are included in "materials and supplies" on the accompanying balance sheet as of December 31, 1997. Management estimates that approximately $2.0 million of improvements to the Company's track structure and bridges will be made in 1998, provided that sufficient funds, including grant proceeds, are available. Improvements to the Company's track structure are made, for the most part, by the Company's Maintenance of Way Department personnel.

  The Company acquired and renovated three used locomotives during the second quarter of 1997 at a total cost of $730,000, financed through long-term borrowings from a commercial lender. Expenditures incurred on this project are included as expenditures for equipment additions in the accompanying statements of cash flows.

  The Company's principal bank renewed the Company's revolving line of credit in June 1997 and increased the maximum borrowings allowed from $1.5 million to $1.8 million. Loans in the amount of $1.4 million were outstanding under this line of credit as of December 31, 1997. The average interest rate for 1997 was 9.3%.

  The Company obtained $5.0 million from MCRC in December 1995 in exchange for a 10% subordinated note and warrants to purchase 200,000 shares of the Company's Common Stock at an exercise price of $7.10 per share. A portion of the proceeds was utilized to repay the outstanding principal balance on a $1.8 million term note. The remaining proceeds have been used for additions to property and equipment and for working capital purposes. MCRC must apply $1.4 million of the amount due on the MCRC note toward the exercise of the MCRC warrants upon the Company's consummation of a public offering of its Common Stock at a purchase price of not less than $14.20 per share which results in gross proceeds to the Company of not less than $10 million.

  At December 31, 1997, the Company had long-term senior debt and subordinated debt outstanding totaling $12.8 million, of which $931,000 is due within one year. Comparable figures at December 31, 1996 were $12.8 million and $677,000, respectively.

  The Company concluded an agreement in October 1997 to acquire all of the outstanding stock of Connecticut Central Railroad Company ("Conn Central") in exchange for shares of Common Stock. The Company expects to complete this acquisition during the second quarter of 1998. Management is not able to predict the total impact of this acquisition upon future operations but estimates that rail freight revenues from existing customers of Conn Central will total approximately $500,000 per year at the current level of operations. In addition, management intends to pursue additional growth opportunities that may be available on these lines.

  In 1997, the Company paid dividends in the amount of $5.00 per share on its outstanding Preferred Stock and $0.12 per share on its outstanding Common Stock. Continued payment of such dividends is contingent upon the Company's continuing to have the necessary financial resources available and is limited by the MCRC agreement to 25% of the Company's net income.

  The Company believes that expected cash flows from operating activities and cash flows from financing activities will be sufficient to fund the Company's capital requirements for at least the next 12 months. To the extent that the Company is successful in consummating acquisitions or implementing its expansion plans, it may be necessary to finance such acquisitions or expansion plans through the issuance of additional equity securities, incurrence of indebtedness or both.

INFLATION

  In recent years, inflation has not had a significant impact on the Company's operations.

SEASONALITY

  Historically, the Company's operating revenues are lowest for the first quarter due to the absence of aggregate shipments during this period and to winter weather conditions.

YEAR 2000 COMPLIANCE

  The Company operates a mainframe computer with a PC network and employs three in-house programmers who write and maintain a substantial portion of the Company's software programs. The Company utilizes Electronic Data Interchange and Interline Settlement Systems through Railinc in Washington, D.C. for the interchange of rail cars and revenue allocations with other railroads. The Company has compatible back up mainframe systems at both its Worcester, Massachusetts and Plainfield, Connecticut facilities.

  Preparations for the year 2000 have been underway for six years and changes to the Company's programs are substantially complete. Due to the short periodic cycle of rail car movements, the exchange of data covers time periods where "Year 2000" compliance is not a major factor and should not adversely affect the Company's business. The Company does rely on waybills and car supply and revenue data generated by other railroads in the interchange of rail cars. The failure of these railroads to supply accurate data could disrupt the Company's operations. Railinc has informed the Company that it is currently addressing the Year 2000 issue and the Company believes that its programs can be readily modified to accommodate any resulting changes which may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards of related disclosures about products and services, geographic areas and major customers. Both standards will be adopted by the Company during the first quarter of 1998 and are not expected to have material effects on its financial position and results of operations.

                                   BUSINESS

GENERAL

  P&W is a regional freight railroad operating in Massachusetts, Rhode Island, Connecticut and New York. The Company is the only interstate freight carrier serving the State of Rhode Island and possesses the exclusive and perpetual right to conduct freight operations over the Northeast Corridor between New Haven, Connecticut and the Massachusetts/Rhode Island border. Since commencing independent operations in 1973, the Company, through a series of acquisitions of connecting lines, has grown from 45 miles of track to its current system of approximately 515 miles. P&W operates the largest double stack intermodal terminal facilities in New England in Worcester, a strategic location for regional transportation and distribution enterprises.

  The Company transports a wide variety of commodities for its customers, including construction aggregate, iron and steel products, chemicals, lumber, scrap metals, plastic resins, cement, processed foods and edible food stuffs, such as frozen foods, corn syrup and animal and vegetable oils. Its customers include The Dow Chemical Company, Exxon Corporation, Frito-Lay, Inc., General Dynamics Corporation, Getty Petroleum Marketing Inc., International Paper Company, Leggett & Platt, Incorporated, Mobil Oil Corporation, R.R. Donnelley & Sons and Tilcon Connecticut, Inc. In 1997, P&W transported over 31,000 carloads of freight and over 43,000 intermodal containers, representing an increase of 14.0% and 9.3%, respectively, over 1996 volumes. The Company also generates income through sales of properties, grants of easements and licenses and leases of land and tracks.

  P&W's connections to multiple Class I railroads, either directly or through connections with regional and short-line carriers, provide the Company with a competitive advantage by allowing it to offer creative pricing and routing alternatives to its customers. In addition, the Company's commitment to maintaining its track and equipment to high standards enables P&W to provide fast, reliable and efficient service.

INDUSTRY OVERVIEW

 General

  Railroads are divided into three classes based on operating revenues: Class I, $255 million or more; Class II, $20.4 million to $255 million; and Class III, less than $20.4 million. As a result of mergers and consolidations, there are only nine Class I railroads in the country. These large systems handle 91% of the nation's rail freight business.

  The rail freight industry underwent a revitalization after the passage of the Staggers Rail Act, which deregulated the pricing and types of services provided by railroads. As a result, railroads were able to achieve significant productivity gains and operating cost decreases while gaining pricing flexibility. Rail freight service became more competitive with other transportation modes with respect to both quality and price. The volume of freight moved by rail has risen dramatically since 1980 and profitability has improved significantly.

  One result of the revitalization of the industry has been the growth of regional (over 350 miles) and short-line railroads, which has been fueled by a trend among Class I railroads to divest certain branch lines in order to focus on their long-haul core systems. There are now more than 500 of these regional and short-line railroads. They operate in all 50 states, account for over one-fourth of all rail track, employ 11% of all rail workers and generate about 9% of all rail revenue.

  Generally, freight railroads handle two types of traffic: conventional carloads and intermodal containers used in the shipment of goods via more than one mode of transportation, e.g., by ship, rail and truck. By using a hub-and-spoke approach to shipping, multiple containers can be moved by rails to and from an intermodal terminal and then either delivered to their final destinations by trucks or transferred to ships for export. Over the past decade, commodity shippers have increasingly turned to intermodal transportation principally as an alternative to long-haul trucking. The development of new intermodal technology, which allows containers to be moved by rail double stacked (i.e., stacked one on top of the other) in specially designed railcars, together with increasing highway traffic congestion and the shortage of long-haul truck drivers have contributed to this trend.

 Breakup of Conrail

  In October 1996, CSX and Conrail announced plans to merge. In response to the merger announcement, Norfolk Southern announced a competing tender offer to acquire Conrail. Subsequently, CSX and Norfolk Southern agreed to divide Conrail and filed for approval of the transaction with the STB in June 1997. Based upon management's review of publicly available information currently included in the filing regarding the breakup of Conrail, CSX will acquire all of Conrail's properties and operating rights in New England.

  While the impact of the proposed merger on future traffic patterns and the resultant effect on P&W's railroad operations are uncertain at this time, P&W does not anticipate any significant negative impact as a result of the merger, and believes that the merger may create additional business for the Company as a result of longer Class I single line service on competitive routes. Furthermore, the continued implementation of the North American Free Trade Agreement is expected to increase trade between the northeast and South American manufacturing centers via Gulf Coast ports. The introduction of longer single line service between the southeast and New England via CSX, together with P&W's intermodal facility, should position the Company to capture more international and domestic double stack containerized cargo.

REGIONAL DEVELOPMENTS

  There are a number of development projects underway in New England to increase port capacity along the extensive coastline and to improve the intermodal transportation and distribution infrastructure in the region. These projects present significant opportunities for the Company to increase its business.

 Quonset/Davisville

  The State of Rhode Island has proposed a development plan for a 3,000 acre industrial park, commonly known as "Quonset/Davisville," located near the entrance of Narragansett Bay. The site, which is owned by the Rhode Island Economic Development Corporation, contains nearly 1,000 acres of developable property, three active piers, an on-site airport and on-site rail. The plan contemplates creating the largest on-dock double stack container and tri-level auto rail facility in New England with a deepwater port and related facilities, including increased intermodal container storage and automobile handling capacity. To facilitate the port development, the State plans a $120 million freight rail improvement project to be funded with both State and federal funds which will provide additional track capacity and double stack clearances on the Northeast Corridor between Quonset/Davisville and the Company's mainline connection at Central Falls, Rhode Island. The freight rail improvement project and first phase of the proposed development will require numerous governmental approvals and will take approximately four years to implement. The State's plan anticipates that, upon completion of the proposed development, Quonset/Davisville will become a substantial port of entry for automobiles, containerized cargo and other commodities and will generate substantial additional rail traffic to and from the industrial park.

 Massachusetts Highway Improvement Program

  The Commonwealth of Massachusetts is in the process of implementing a $250 million highway reconstruction project to create a direct Worcester connection to the Massachusetts Turnpike and significantly increase traffic capacity on the highway connecting Providence and Worcester. A population of 7.2 million resides within a 50 miles radius of Worcester. The highway project, which is scheduled in phases for completion over the next three years, is expected to significantly improve access and shorten travel times to and from Worcester for this population as well as businesses located throughout New England.

 Port of New Haven

  The State of Connecticut is in the process of rebuilding the Tomlinson Bridge in New Haven, which will provide rail access to the Port of New Haven. In conjunction with this project, the Company is working with the

City of New Haven and area users of the rail systems to fund a design for the restoration of local street rail service directly to port properties. Completion of this project, which is scheduled for late 2000, will provide the Company with increased access to customers at the Port of New Haven.

BUSINESS STRATEGY

  By aggressively pursuing opportunities to upgrade, expand and enhance its existing rail infrastructure, acquiring and developing strategically located terminal properties, expanding relationships with existing customers, acquiring additional rail cars, acquiring connecting rail lines and expanding its contract maintenance and repair capabilities, the Company intends to become the dominant rail freight carrier in New England. In particular, the Company's business strategy involves the following:

  . Pursue Opportunities to Upgrade, Expand and Enhance Existing Rail
    Infrastructure. Certain of the Company's growth opportunities are contingent upon anticipated enhancements to its existing rail system. The Quonset/Davisville development plan contemplates construction of an additional rail line with double stack container and tri-level auto rail car clearances on trackage on the Northeast Corridor over which P&W possesses the exclusive and perpetual right to conduct freight operations. To realize the benefits of this project, P&W is in the process of making clearance improvements on its line from its connection with the Northeast Corridor at Central Falls, Rhode Island to Worcester. The Company is also working with the Commonwealth of Massachusetts to implement a statewide clearance improvement project that will include certain P&W rail lines in Worcester County. In response to the trend among shippers to purchase heavier load rail cars, the Company has begun to identify and improve undergrade bridge structures to permit heavier loadings on key line segments. These improvements should permit the Company to capitalize on the increased rail traffic anticipated from the Quonset/Davisville development, capture more international and domestic double stack containerized cargo, and handle heavier rail cars and cargo.

  . Acquire and Develop Strategically Located Terminal Properties and
    Intermodal Facilities. Headquartered at a major population center of New England, the Company is well situated to capitalize on the trend of shipping goods throughout the region by rail in intermodal containers. P&W currently provides rail service to two intermodal yards in the City of Worcester totaling approximately 30 acres. Planned improvements expected to occur over the next three years associated with the Massachusetts highway reconstruction project will significantly expand the Company's facilities for intermodal and bulk transloading in Worcester. In addition, the project should enhance the Company's growth opportunities by increasing the convenience of its terminal facilities as a hub for intermodal transportation to and from the region. To capitalize on such opportunities, the Company intends to pursue the identification and acquisition or lease of suitable properties in the Worcester area to increase its intermodal capacity. P&W is also exploring potential expansion opportunities for transload and intermodal yards in the I-395 Corridor in eastern Connecticut (which runs parallel to the Company's Norwich branch) and is planning an intermodal facility at the South Quay. In addition, the Company commenced legal proceedings to enforce its right to acquire New Haven Station which it believes is triggered by Conrail's pending sale of these properties to CSX. If the Company is successful in acquiring Conrail's New Haven Station, it could present a significant growth opportunity. See "Legal Proceedings."

  . Increase Existing System Revenues Through Expanded Customer
    Relationships. The Company's marketing and sales staff focuses on understanding and addressing the raw material requirements and transportation needs of its existing customers and businesses on its lines. The staff grows existing business by maintaining close working relationships with both customers and connecting carriers. In addition, the staff generates new business by targeting companies on its lines that underutilize rail service and by working with local economic development officials and realtors to attract new industries to locations on the Company's system. Unlike single connection small carriers, P&W is able to offer its customers creative pricing and routing alternatives, and expects the division of the Conrail system to increase the opportunities for such offerings. P&W also expects its recently executed agreement with CSX for the movement of increased rail traffic between New Haven and Fresh Pond Junction on Long

   Island to enable it to generate additional business. Completion of the Port of New Haven project should also provide the Company with increased opportunities for business with the Port's tenants.

  . Acquire Additional Rail Cars. The Company intends to use a portion of the proceeds of this Offering to acquire 40 100-ton gondola rail cars at a cost of approximately $50,000 each, for use in the movement of scrap metals, hazardous and non-hazardous bulk waste and coiled wire. Because P&W serves as primarily a terminating carrier (i.e., the Company delivers raw materials to shippers on its line), in the past it has been able to rely on its connecting carriers for car supply originating at the suppliers' locations. Currently, due to the generally good economy and a significant upturn in business at a metals recycling facility on the Company's system, the Company has been unable to meet demand for gondolas. The availability of additional gondolas should enable the Company to derive greater freight revenues as well as car hire income (payments made to the Company by other carriers for time the Company's cars are on such carrier's line).

  . Acquire Connecting Rail Lines and Trackage Rights. In October 1997, P&W signed an agreement to purchase the Connecticut Central Railroad Company, a short-line railroad headquartered in Middletown, Connecticut with operating rights over approximately 28 miles of track in central Connecticut. The Company believes this line is strategically located for new business development and for a possible connection with other rail lines operating in and around Hartford, Connecticut. P&W intends to continue to expand its business though the selective acquisition of rail properties and trackage rights on connecting lines.

  . Expand Locomotive and Rail Car Maintenance and Repair
    Capabilities. Unlike many other regional and short-line railroads, the Company maintains multiple maintenance and engine house facilities and its physical plant is in good condition. The Company intends to use a portion of the proceeds of this Offering to expand its Worcester maintenance facility to increase the efficiency of routine maintenance and repairs. These facility improvements, together with an increase in maintenance personnel, should also enable the Company to provide expanded contract maintenance and repair services. The Company has provided locomotive and rail car repair services to Conrail, Amtrak, Massachusetts Bay Transportation Authority and certain of its freight customers.

RAILROAD OPERATIONS

  The Company's rail freight system extends over approximately 515 miles of track. The Company interchanges freight traffic with Conrail at Worcester, Massachusetts and at New Haven, Connecticut; with the Springfield Terminal Railway Company (formerly Boston and Maine Railroad) at Gardner, Massachusetts; with the New England Central Railroad (formerly Central Vermont Railway) at New London, Connecticut; and with the New York and Atlantic Railroad (formerly Long Island Railroad) at Fresh Pond Junction on Long Island. Through its connections, P&W links 79 communities on its lines. It operates four classification yards (areas containing tracks used to group freight cars destined for a particular industry or interchange), located in Worcester, Massachusetts, Cumberland, Rhode Island and Plainfield and New Haven, Connecticut.

  By agreement with a private operator, the Company operates two approved customs intermodal yards in Worcester. A customs intermodal yard is an area containing tracks used for the loading and unloading of containers. These yards are U.S. Customs bonded, and international traffic must be inspected and approved by U.S. Customs officials. The intermodal facility serves primarily as a terminal for movement of container traffic from the Far East destined for points in New England. Several major container ship lines utilize double stack train service through this terminal. P&W works closely with the terminal operator to develop and maintain strong relationships with steamship lines involved in international intermodal transportation.

 Customers

  The Company serves over 150 customers in Massachusetts, Rhode Island, Connecticut and New York. The Company's 10 largest customers accounted for approximately 51.5% of operating revenues in 1997. In 1997, Tilcon Connecticut, Inc., which ships construction aggregate from three separate quarries on P&W's system to asphalt production plants in Connecticut and New York, accounted for approximately 15.1% of the Company's operating revenues. No other customer accounted for 10% or more of its total operating revenues in 1997.

  In recent years, P&W has benefited from the expansion of existing customers' facilities as well as the location of new customers on its railroad. For example, during 1997, two of the Company's manufacturing customers increased production at facilities on P&W's lines by approximately 35% and 25%, respectively, which resulted in increased rail service to these companies. In the past two years, the development of Quonset/Davisville and growth of certain customers' operations at this industrial park has resulted in a 29% increase in the Company's rail traffic to and from the park.

  Certain other P&W customers have recently made or announced developments that the Company anticipates will provide increased revenues. For example, a food distributor in Worcester was recently awarded a contract to distribute frozen french fries to fast food restaurants in the New England region. In addition, a major office supply retailer has recently concluded construction of a regional, rail-served distribution facility in Killingly, Connecticut and is now receiving rail service from the Company.

 Markets

  The Company transports a wide variety of commodities for its customers. In 1997, chemicals and plastics and construction aggregate were the two largest commodity groups transported by the Company, constituting 42% and 20%, respectively, of conventional carload freight revenues. The following table summarizes the Company's conventional carload freight revenues by commodity group as a percentage of such revenues:

  COMMODITY                                        1993  1994  1995  1996  1997
  ---------                                        ----  ----  ----  ----  ----
Chemicals and Plastics............................  46%   46%   44%   43%   42%
Construction Aggregate............................  11    15    18    18    20
Food and Agricultural Products....................  16    16    17    17    15
Forest and Paper Products.........................  15    14    13    14    13
Scrap Metal and Waste.............................   4     3     3     3     5
Other.............................................   8     6     5     5     5
                                                   ---   ---   ---   ---   ---
  Total........................................... 100%  100%  100%  100%  100%
                                                   ===   ===   ===   ===   ===

 Sales and Marketing

  P&W's sales and marketing staff of three people has over 45 years of combined experience in pricing and marketing railroad services. The sales and marketing staff focuses on understanding and addressing the raw material requirements and transportation needs of its existing customers and businesses on its lines. The staff grows existing business by maintaining close working relationships with both customers and connecting carriers. The sales and marketing staff strives to generate new business for the Company through (i) targeting companies already on P&W's rail lines but not currently using rail services, (ii) working with state and local development officials, developers and real estate brokers to encourage the development of industry on the Company's rail lines and (iii) identifying and targeting the non-rail transportation of goods into and out of the region in which the Company operates. Unlike many other regional and short-line railroads, the Company is able to offer its customers creative pricing and routing alternatives because of its multiple connections to other carriers.

 Safety

  An important component of the Company's operating strategy is conducting safe railroad operations for the benefit and protection of employees, customers and the communities served by its rail lines. Since commencing active operations in 1973, the Company has committed significant resources to track maintenance to minimize the risk of derailments and believes its rail system is in good condition.

  Employee safety is also an important part of the Company's operating policy. P&W has dramatically reduced the frequency and severity of employee injuries through a comprehensive safety program which includes extensive training, personal protection equipment and incentives. Employees attend annual classes and take annual exams regarding operating and safety rules and practices. The Company's safety program also includes a hot line which is used to report safety issues directly to the safety director, a safety suggestion program which includes financial incentives and a peer recognition program for colleagues to discuss safety rules and good work habits. Since it began its safety program in 1981, the Company has made dramatic improvements to its safety records both in terms of the frequency and severity of injuries while significantly increasing its operations and expanding its workforce. Reportable injuries have declined to below 10 incidents per year for the past five years, as compared to over 100 reportable injuries in 1981. The Company has won three E.H. Harriman industry safety awards in the last five years.

 Rail Traffic

  Rail traffic is classified as on-line or overhead traffic. On-line traffic is traffic that originates or terminates with shippers located on a railroad. Overhead traffic passes from one connecting carrier to another and neither originates nor terminates with shippers located on a railroad. Presently, P&W is solely an on-line carrier but expects to provide overhead service in the future for certain rail traffic to and from Long Island.

  Rail freight rates can be in various forms. Generally, customers are given a "through" rate, a single figure encompassing the rail transportation of a commodity from point of origin to point of destination, regardless of the number of carriers which handle the car. Rates are developed by the carriers based on the commodity, volume, distance and competitive market considerations. The entire freight bill is paid either to the originating carrier ("prepaid") or to the destination carrier ("collect") and divided between all carriers which handle the move. The basis for the division varies and can be based on factors (or revenue requirements) independently established by each carrier which comprise the through rate, or on a percentage basis established by division agreements among the carriers. A carrier such as P&W, which actually places the car at the customer's location and attends to the customer's daily switching requirements, receives revenue greater than an amount based simply on mileage hauled.

 Employees

  As of January 1, 1998, the Company had 147 full-time employees, 112 of which were represented by three national railroad labor organizations. The Company's employees have been represented by unions since the Company commenced independent operations in 1973.

  The Company's initial agreement with the United Transportation Union covering the trainmen was unusual in the railroad industry since it provided the Company with discretion in determining crew sizes, eliminated craft distinctions and provided a guaranteed annual wage for a maximum number of hours worked. The Company's collective bargaining agreements have been in effect since February 1973 for trainmen, since May 1974 for clerical employees, dispatchers and police and since June 1974 for maintenance employees. These contracts do not expire but are subject to re-negotiation after the agreed-upon moratoriums. The moratorium periods are typically three to five years in length. The labor agreements may next be amended at June 1, 1998 for the United Transportation Union (trainmen), December 31, 1999 for the Transportation Communication Union (clerical) and July 1, 2000 for the Brotherhood of Railroad Signalmen (maintenance). The Company considers its employee and labor relations to be good.

COMPETITION

  The Company is the only rail carrier serving businesses located on-line. However, the Company competes with other carriers in the location of new rail-oriented businesses in the region. The Company also competes with other modes of transportation, particularly long-haul trucking companies, for the transportation of commodities. Any improvement in the cost or quality of these alternate modes of transportation, for example, legislation granting material increases in truck size or allowable weight, could increase competition and may materially adversely affect the Company's business and results of operations. As a means of competing, P&W strives to offer greater convenience and better service than competing carriers and at costs lower than some competing non-rail carriers. The Company also competes by participating in efforts to attract new industry to the areas which it serves.

  Certain rail competitors, including Conrail and CSX, are larger or better capitalized than the Company. While P&W believes the acquisition and division of Conrail will lead to expansion opportunities, the Conrail transaction may lead to increased competition with other freight railroads, particularly in Massachusetts, and efforts by CSX and Norfolk Southern to reduce revenue to connecting regional and short-line carriers.

  The Company believes that its ability to grow depends, in part, upon its ability to acquire additional connecting rail lines. In making acquisitions, P&W competes with other short-line and regional rail operators, some of which are larger and have greater financial resources than the Company.

PROPERTIES

 Track

  P&W's rail system extends over approximately 515 miles of track, of which it owns approximately 170 miles. The Company has the right to use the remaining 345 miles pursuant to perpetual easements and long-term trackage rights agreements. Under certain of these agreements, the Company pays fees based on usage.

  Of the approximately 515 miles of track on which the Company operates, 341 miles, or 66%, are in FRA Class 3 condition or better, which permits speeds of 40 miles per hour for freight trains. An additional 59 miles of track, or 12%, of the Company's trackage are in FRA Class 2 condition, which permits speeds up to 25 miles per hour. The remaining 116 miles, or 22%, are in FRA Class 1 or FRA Excepted condition, which permits maximum speeds of 10 miles per hour. Of the 116 miles of FRA Class 1 or FRA Excepted track, 35 miles, or 30%, are owned and maintained by other railroads; of the remaining 81 miles of FRA Class 1 or FRA Excepted track, the Company operates on only 35 miles, or 30%, and the balance of 46 miles, or 40%, is not currently in use. The following chart shows the percentage value of the Company's trackage by FRA classification.

                                TRACK CONDTION

                           Class 2
                             12%
            Class 1 or
            excepted       [PIE CHART APPEARS HERE]
              22%

                                     Class 3 or Higher
                                           66%


  Part of the Company's operating strategy is to maintain and improve the classification of its trackage in order to allow the Company to operate at maximum freight train speeds to consistently provide its customers with fast, reliable and efficient rail service. P&W believes that regular track maintenance is important to the long-term prosperity of the Company. The Company is responsible for maintaining 207 of the 515 miles of track included within its operating system. Of the remaining 308 miles of track, 186 miles are maintained by Amtrak and 122 miles are maintained by other railroads or are currently not in use. Substantially all of the mainline track owned by the Company is maintained in FRA Class 3 condition.

  Of the approximately 515 miles of the Company's system, 283 miles, or 55%, are located in Connecticut, 103 miles, or 20%, are located in Massachusetts, 102 miles, or 20%, are located in Rhode Island and 28 miles, or 5%, are located in New York.


                            New York
                               5%                        Massachusetts
                                                              20%
                           [PIE CHART APPEARS HERE]
                                                            Rhode Island
                                                                20%
             Connecticut
                55%

 Rail Facilities


  P&W owns land and a building with approximately 69,500 square feet of floor space in Worcester, Massachusetts. The building houses the Company's executive and administrative offices and some of the Company's storage space. Approximately 2,100 square feet are leased to an outside tenant.

  The Company owns and operates three principal classification yards located in Worcester, Massachusetts, Cumberland, Rhode Island and Plainfield, Connecticut and also operates a classification yard in New Haven, Connecticut. In addition, the Company has maintenance facilities in Plainfield and Worcester. P&W plans to expand the Worcester facility in order to increase the efficiency of routine maintenance and repairs and increase the Company's ability to provide contract maintenance. P&W believes that its executive and administrative office facilities, classification yards and maintenance facilities are adequate to support its current level of operations. See "Use of Proceeds" and "--Business Strategy."

 Other Properties

  The Company owns or has the right to use a total of approximately 130 acres of real estate located along the principal railroad lines from downtown Providence through Pawtucket, Rhode Island. Of this amount, P&W owns approximately eight acres in Pawtucket and has a perpetual easement for railroad purposes over the remaining 122 acres.

  The Company has invested approximately $11 million in the development of the South Quay, which is adjacent to 12 acres of land owned by the Company. This investment has resulted in the creation of approximately 33 acres of waterfront land that are the subject of a title dispute pending before the Rhode Island Supreme Court. See "-- Legal Proceedings."

  P&W actively manages its real estate assets in order to maximize revenues. The income from property management is derived from sales and leasing of properties and tracks and grants of easements to government agencies, utility companies and other parties for the installation of overhead or underground cables, pipelines and transmission wires as well as recreational uses such as bike paths. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Rolling Stock

  The following schedule sets forth the rolling stock owned by the Company as of December 31, 1997:

   DESCRIPTION                                                            NUMBER
   -----------                                                            ------
   Locomotive............................................................   24
   Gondola...............................................................   37
   Flat Car..............................................................    4
   Ballast Car...........................................................   36
   Passenger Equipment...................................................    5
   Caboose...............................................................    2
                                                                           ---
     Total...............................................................  108
                                                                           ===

  The 24 diesel electric locomotives are used on a daily basis, are maintained to a high standard, comply with all FRA and Association of American Railroads rules and regulations and are adequate for the needs of the Company's freight operations. The 37 100-ton capacity gondolas and four flat cars are considered modern rail cars and are used by certain P&W customers. Other rail freight customers use their own freight cars or obtain such equipment from other sources. The 36 ballast cars are used in track maintenance. From time to time, the Company has leased ballast cars to other adjoining railroads. The passenger equipment and cabooses are not utilized in P&W's rail freight operations but are used on an occasional basis for Company functions, excursions and charter trips.

 Equipment

  P&W has a state-of-the-art digital touch control dispatching system at its Worcester operations center permitting two-way radio contact with every train crew and maintenance vehicle on its lines. The system also enables each train crew to maintain radio contact with other crew members. The Company maintains a computer facility in Worcester with back-up computer facilities in Worcester and Plainfield, Connecticut to assure the Company's ability to operate in the event of disruption of service in Worcester. The Company also has state-of-the-art automatic train defect detectors at strategic locations which inspect passing trains and audibly communicate the results to train crews and dispatchers in order to protect against equipment failure en route.

  The Company maintains a modern fleet of track maintenance equipment and aggressively pursues available opportunities to work with federal and state agencies for the rehabilitation of bridges, grade crossings and track. The Company's locomotives are equipped with the cab signal technology necessary for operations on the Northeast Corridor and will be equipped with automatic civil speed enforcement systems which will be required upon the introduction of high speed passenger service on the Northeast Corridor scheduled for late 1999.

GOVERNMENTAL REGULATION

  The Company is subject to governmental regulation by the STB, the FRA and other federal, state and local regulatory authorities with respect to certain rates and railroad operations, as well as a variety of health, safety, labor, environmental and other matters, all of which could potentially affect the competitive position and profitability of the Company. Additionally, the Company is subject to STB regulation and may be required to obtain STB approval prior to its acquisition of any new railroad properties. Management of the Company believes that the regulatory freedoms granted by the Staggers Rail Act have been beneficial to the Company by giving it flexibility to adjust prices and operations to respond to market forces and industry changes. However, various interests, and certain members of the United States House of Representatives and Senate (which have jurisdiction over federal regulation of railroads), have from time to time expressed their intention to support legislation that would eliminate or reduce significant freedoms granted by the Staggers Rail Act.

  As a result of the planned introduction of high speed passenger service on the Northeast Corridor, the FRA has issued an order requiring that all locomotives operating on the Northeast Corridor between New Haven and Boston be equipped with automatic civil speed enforcement systems, the cost of which is anticipated to be at least $45,000 per locomotive. The proposed order does not address whether the federally funded high speed project or the Company will bear the costs of required locomotive retrofits.

ENVIRONMENTAL MATTERS

  The Company's railroad operations and real estate ownership are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. The Company handles, stores, transports and disposes of petroleum and other hazardous substances and wastes. The Company also transports hazardous substances for third parties and arranges for the disposal of hazardous wastes generated by the Company. The Company believes that it is in material compliance with applicable environmental laws and regulations.

LEGAL PROCEEDINGS

  In 1995, the Company entered into a Settlement Agreement with the Selling Shareholder, Bestfoods, pursuant to which Bestfoods (formerly known as CPC International, Inc.) released the Company from any claims arising out of the contamination of certain property formerly owned by a subsidiary of Bestfoods. Allstate Insurance Company ("Allstate") (Bestfoods' insurance carrier which to date has denied coverage to Bestfoods and therefore has not paid any insurance proceeds) has filed suit in the Rhode Island Superior Court against the Company and Bestfoods alleging rights of subrogation and setoff. Allstate filed suit on February 27, 1998 and the Company was served with the summons and complaint on March 4, 1998. The Company believes that since Bestfoods has released the Company from all liability, Allstate has no right of subrogation and its claim against the Company is without merit. Moreover, under the Settlement Agreement, Bestfoods is obligated to defend, indemnify and hold harmless the Company for any claims which arise from such contamination, including claims of the insurance carrier. In accordance with the Settlement Agreement, Bestfoods has assumed the Company's defense against Allstate's lawsuit.

  The Company has invested approximately $11 million in the development of the South Quay, approximately 33 acres of reclaimed formerly tide flowed land which is adjacent to 12 acres owned by the Company. On April 25, 1996, the Company filed an action in Rhode Island Superior Court seeking to confirm the Company's fee simple absolute title in the South Quay. The State of Rhode Island and the Coastal Council objected to the Company's petition. Acting on motions for summary judgment filed by both sides, the Superior Court ruled that the Company is the owner of the South Quay in fee simple absolute. The State and Coastal Council have appealed this decision to the Rhode Island Supreme Court. The Company intends to vigorously defend the appeal and advocate that the Rhode Island Supreme Court should affirm the Superior Court decision. A decision from the Rhode Island Supreme Court is expected in 1999. A finding that the Company possesses only a 50 year license should not prevent the utilization of the South Quay as an intermodal facility.

  In connection with the division of Conrail, the Company instituted a lawsuit against Conrail in the United States District Court in the District of Columbia on November 12, 1997 in which the Company contends that, pursuant to a 1982 Order of the United States Special Court established pursuant to the Regional Rail Reorganization Act of 1973, the Company is entitled to acquire New Haven Station and that Conrail is not permitted to convey it to CSX. New Haven Station includes all of Conrail's rail properties in New Haven and related facilities (including a classification yard) necessary for the operations of P&W. Conrail disagrees with the Company's position. On January 22, 1998, the District Court dismissed the Company's claim without prejudice, finding that its claim was not ripe for adjudication prior to the STB's decision on the breakup of Conrail. The Company plans to reinstitute the claim when it is ripe for adjudication.

                                  MANAGEMENT

  The Company's Charter and Bylaws provide that the members of the Board of Directors (the "Board") shall be elected separately by the Company's two classes of stock. Holders of Common Stock elect one-third of the Board of Directors and the holders of Preferred Stock elect the remainder of the Board. Directors are elected to serve until the next annual meeting and until their successors have been duly elected by the shareholders. There are currently three directors elected by the holders of the Common Stock and seven directors elected by the holders of the Preferred Stock. Officers are elected by and serve at the discretion of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

  The current directors and executive officers, their ages and their positions held with the Company are as follows:

             NAME           AGE POSITION
             ----           --- --------
   Robert H. Eder(a).......  65 Chairman of the Board and Chief Executive Officer
   Orville R. Harrold(b)...  65 President, Chief Operating Officer and Director
   Robert J. Easton(b).....  54 Treasurer and Director
   Heidi J. Eddins.........  41 Vice President, Secretary and General Counsel
   Frank W. Barrett(b).....  58 Director
   Phillip D. Brown(b).....  54 Director
   John H. Cronin(b).......  64 Director
   J. Joseph Garrahy(b)....  67 Director
   John J. Healy(b)........  61 Director
   William J. LeDoux(a)....  66 Director
   Charles M. McCollam,
    Jr.(a).................  65 Director

  --------
  (a) Elected by holders of Common Stock.
  (b) Elected by holders of Preferred Stock.

  The following is a brief summary of the background of each director, executive officer and key employee.

DIRECTORS AND EXECUTIVE OFFICERS

  Robert H. Eder, Chairman of the Board and Chief Executive Officer. Mr. Eder became President of the Company in 1966 and led the Company through its efforts to become an independent operating company. He has been Chairman of the Board since 1980. He is a graduate of Harvard College and Harvard Law School. He (with his wife) is also majority owner and Chairman of an affiliated company, Capital Properties, a real estate holding company. Mr. Eder is admitted to practice law in Rhode Island and New York.

  Orville R. Harrold, President, Chief Operating Officer and Director. Mr. Harrold has been with the Company since the commencement of independent operations in February 1973. Over the past 25 years, he has held the positions of Chief Engineer and General Manager, becoming President in 1980. Mr. Harrold has a bachelors degree in mechanical engineering from the Pratt Institute, Brooklyn, New York and has been employed in the railroad industry in various capacities since 1960.

  Heidi J. Eddins, Vice President, Secretary and General Counsel. Mrs. Eddins joined the Company in 1983 as Assistant General Counsel, becoming General Counsel and Assistant Secretary in 1984, Secretary in 1988 and Vice President in 1997. Prior to joining the Company, she was in private practice at the law firm of Updike, Kelly and Spellacy in Hartford, Connecticut. She is a 1981 graduate of the University of Connecticut Law School and holds a bachelors degree from Boston College. Mrs. Eddins is admitted to practice law in Connecticut, Massachusetts and Rhode Island.

  Robert J. Easton, Treasurer and Director. Mr. Easton has been with the Company since 1986, initially as Controller. He was promoted to the position of Treasurer and Controller in 1988. Prior to joining the Company, Mr. Easton had 21 years of experience in public accounting. He is a Certified Public Accountant with a bachelors degree in accounting from the University of Rochester.

  Frank W. Barrett, Director. Mr. Barrett has been a Director of the Company since 1995. He has been Executive Vice President at Springfield Institution for Savings since December 1993. From 1990 until that time, Mr. Barrett was the Senior Vice President, Credit Administration, of First New Hampshire Bank.

  Phillip D. Brown, Director. Mr. Brown has been a Director of the Company since 1995. He has been President and Chief Executive Officer of Unibank for Savings, a regional bank in central Massachusetts since August 1993. From 1990 until that time, Mr. Brown was the President of Citizens Bank of Massachusetts.

  John H. Cronin, Director. Mr. Cronin has been a Director of the Company since 1986. Since 1971 until his retirement in 1996, Mr. Cronin was owner and President of Ideal Products, Inc., a wholesale entertainment supply company.

  J. Joseph Garrahy, Director. Mr. Garrahy has been a Director of the Company since 1992. He is a former four term Governor of Rhode Island and, since 1990, has been an independent business consultant in the State of Rhode Island.

  John J. Healy, Director. Mr. Healy has been a Director of the Company since 1991. He has been President of Worcester Affiliated Mfg. L.L.C., an independent business consulting firm involved in efforts to revitalize manufacturing in Massachusetts, since January 1997. Prior thereto, Mr. Healy was President and Chief Executive Officer of HMA Behavioral Health, Inc., a behavioral health care management service provider.

  William J. LeDoux, Director. Mr. LeDoux has been a Director of the Company since 1990. He has been engaged in the private practice of law in the City of Worcester since 1963.

  Charles M. McCollam, Jr., Director. Mr. McCollam has been a Director of the Company since 1996. He owns and operates a number of insurance businesses in the State of Connecticut and was the Chief of Staff to a former governor of Connecticut.

OTHER KEY EMPLOYEES

  Robert E. Baumuller, Chief Mechanical Officer. Mr. Baumuller has been with P&W since 1981 when he joined the Company as Assistant Chief Mechanical Officer. He was promoted to Chief Mechanical Officer in 1989. Mr. Baumuller is responsible for maintenance and repair of all of the Company's running equipment, including its locomotive fleet of 24 units, all track maintenance equipment, inspection, maintenance and repair of the Company's rail cars as well as rail cars received in interline service and maintenance of the Company's passenger equipment. Mr. Baumuller is also responsible for the identification and evaluation of locomotive and rail car purchases. Mr. Baumuller has been in the railroad industry since 1963 and worked in various positions related to equipment maintenance for the Vermont Railway, Inc. and the New York City Transit Authority.

  P. Scott Conti, Chief Engineer. Mr. Conti has been with the Company since 1988 and is responsible for all activities of the Maintenance of Way and Engineering Department which maintains the Company's tracks, bridges, buildings and grade crossings. Mr. Conti is responsible for overseeing all construction activity on or affecting railroad property and works closely with municipal and state agencies. From June 1988 to December 1997, Mr. Conti served as Engineering Manager and, in January 1998, he was promoted to Chief Engineer. Prior to joining the Company, Mr. Conti was employed by Perini Corporation in various project engineering management positions, including as project manager for a major track rehabilitation project in New York City.

  David F. Fitzgerald, Superintendent of Transportation. Mr. Fitzgerald has been with the Company since December 1973, beginning in train and engine service. He was later promoted to the position of Trainmaster for the Company's Connecticut operations, Assistant General Trainmaster and General Trainmaster before being appointed to his current position of Superintendent of Transportation in 1981. Mr. Fitzgerald manages daily train operations and the customer service center, including customer service agents and train dispatchers.

  Frank K. Rogers, Director of Marketing and Sales. Mr. Rogers joined the Company as Director of Marketing and Sales in 1994. From 1993 through 1994, he was Director of Marketing for California Northern Railroad Company. From 1987 to 1992, Mr. Rogers was Marketing Manager and Assistant General Manager of Eureka Southern Railroad Company. He holds a bachelors degree in business administration with a transportation emphasis from Northeastern University.

BOARD COMMITTEES

  The Board of Directors has established an Executive Committee, an Audit Committee and a Stock Option and Compensation Committee.

  Messrs. Eder, Harrold and Easton serve as members of the Executive Committee. The members of the Audit Committee are John H. Cronin, Chairman, J. Joseph Garrahy and Phillip D. Brown. William J. LeDoux, Chairman, John J. Healy and Frank W. Barrett serve as members of the Stock Option and Compensation Committee.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company receives an attendance fee for each meeting of the Board equal to $500 plus the product of $50 multiplied by the number of years of service as a director. Each member of the Audit Committee and the Stock Option and Compensation Committee receives $300 for each attended meeting of the committee and the Chairman of each committee receives an additional $50 attendance fee.

  During the month of January of each year, each non-employee director who served on the Board on the preceding December 31 is granted options for the purchase of 100 shares of Common Stock, plus options for an additional 10 shares of Common Stock for each full year of service. The exercise price for such options is the last sale price of the Common Stock on the last business day of the preceding year, and the term of each option is 10 years (subject to earlier termination if the grantee ceases to serve as a director), provided however that no option is exercisable within six months following the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid or accrued to each person who served as the Company's chief executive officer and each of the other four most highly compensated executive officers of the Company (together, the "Named Executive Officers") during the three year period ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                   ANNUAL COMPENSATION       COMPENSATION
                                  ----------------------  ------------------
                                                              SECURITIES
                                                          UNDERLYING OPTIONS
                                            OTHER ANNUAL     TO PURCHASE        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY(A) COMPENSATION     COMMON STOCK    COMPENSATION(B)
---------------------------  ---- --------- ------------  ------------------ ---------------
Robert H. Eder...........    1997 $288,530          0              0             $47,453
 Chairman of the Board and   1996  289,216          0              0              47,617
  Chief Executive Officer    1995  272,513          0              0              48,117
Orville R. Harrold.......    1997  234,588          0            913              42,526
 President and Chief         1996  231,787          0            932              40,508
  Operating Officer          1995  222,421          0            888              40,510
Ronald P. Chrzanowski....    1997  133,241    $28,193(d)         451              12,000
 Chief Engineer until
  12/31/97                   1996  129,059          0            451               9,066
  (Vice President and        1995  123,003          0            448               7,396
  Director until
  11/13/97)(c)
Heidi J. Eddins..........    1997  138,920          0            311              10,702
 Vice President, Secretary   1996  133,997          0            313               9,381
  and General Counsel        1995  127,444          0            301               7,713
Robert J. Easton.........    1997  123,232          0            210               9,353
 Treasurer                   1996  120,191          0            210               8,430
                             1995  113,706          0            203               6,880

--------
(a) Includes amounts taxable to employees for personal use of Company-owned vehicles.
(b) Includes amounts paid directly to the retirement accounts of management staff under the Company's simplified employee pension plan, and, in the case of Robert H. Eder and Orville R. Harrold, includes for 1997 premiums paid for life insurance coverage in the amounts of $35,453 and $30,526, respectively.
(c) Mr. Chrzanowski left the Company to join its former parent company, Capital Properties, as President and a Director.
(d) Includes value of a vehicle transferred to Mr. Chrzanowski ($18,193) and $10,000 paid to him to cover additional income taxes attributable to the transfer of the vehicle.

STOCK PLANS

  In July 1989, the shareholders adopted the Company's Non-Qualified Stock Option Plan (the "Stock Option Plan") that provides for the granting to employees, officers and directors (excluding Mr. Eder) of options to purchase up to the greater of 50,000 shares or 5% of the number of shares of Common Stock outstanding (which equated to 111,097 shares at December 31, 1997). To date, options to purchase 77,398 shares of the Common Stock have been granted under the Stock Option Plan.

  Pursuant to the Company's Employee Stock Purchase Plan, eligible employees (which excludes Mr. Eder) may purchase registered shares of Common Stock at 85% of the market price for such shares. An aggregate of 200,000 shares of Common Stock are authorized for issuance under the Employee Stock Purchase Plan. Any shares purchased under the Employee Stock Purchase Plan are subject to a two year lock-up. To date, 2,846 shares have been purchased under the Employee Stock Purchase Plan.

  The Company's Profit Sharing Plan provides for the issuance of Common Stock to an account for the benefit of eligible employees covered by collective bargaining agreements. To date, 124,992 shares have been issued under the Profit Sharing Plan.

  The Company's Safety Incentive Plan provides for the issuance of up to 15,000 shares of Common Stock to eligible management employees as an incentive for the satisfaction of certain safety standards. To date, 1,000 shares have been issued pursuant to the Safety Incentive Plan.

  The Company's Non-Qualified Stock Option Plan, Employee Stock Purchase Plan, Safety Incentive Plan and Profit Sharing Plan are collectively referred to as the "Stock Plans."

OPTION GRANTS IN LAST FISCAL YEAR

  The following table contains information concerning the grant of stock options under the Stock Option Plan to the Named Executive Officers during the Company's last fiscal year.

                         NUMBER OF
                         SECURITIES   % OF TOTAL
                         UNDERLYING OPTIONS GRANTED
                          OPTIONS    TO EMPLOYEES   EXERCISE EXPIRATION    GRANT DATE
       NAME              GRANTED(A) IN FISCAL 1997   PRICE      DATE    PRESENT VALUE(B)
       ----              ---------- --------------- -------- ---------- ----------------
Orville R. Harrold......    913            13%       $7.875   01/02/07       $2,702
Ronald P. Chrzanowski...    451             6         7.875   01/02/07        1,335
Heidi J. Eddins.........    311             4         7.875   01/02/07          921
Robert J. Easton........    210             3         7.875   01/02/07          622

--------
(a) The options were all granted on January 2, 1997 and became exercisable on July 2, 1997.
(b) Amounts represent the fair value of each option granted and were estimated as of the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 29%; expected life of 7 years; risk-free interest rate of 5.75%; and expected dividend payment rate, as a percentage of the share price on the date of grant, of 1.26%.

OPTION EXERCISES AND FISCAL YEAR END VALUES

  The following table contains information with respect to stock options held by the Named Executive Officers as of December 31, 1997.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                    VALUES

                                                 NUMBER OF UNEXERCISED VALUE OF UNEXERCISED
                                                      OPTIONS AT         IN-THE-MONEY AT
                                                   DECEMBER 31, 1997   DECEMBER 31, 1997(B)
                           SHARES                --------------------- --------------------
                         ACQUIRED ON    VALUE        EXERCISABLE /        EXERCISABLE /
       NAME               EXERCISE   REALIZED(A)     UNEXERCISABLE        UNEXERCISABLE
       ----              ----------- ----------- --------------------- --------------------
Orville R. Harrold......    1,214      $5,494           1,567/0             $14,808/0
Ronald P. Chrzanowski...      451       2,594             417/0               4,118/0
Heidi J. Eddins.........      632       3,770             784/0               8,147/0
Robert J. Easton........      210       1,469             830/0               8,876/0

--------
(a) Based on the last sale price of the Common Stock on the date of exercise minus the exercise price.
(b) Based on the difference between the exercise price of each grant and the closing price of the Company's Common Stock on the AMEX on December 31, 1997, which was $18 3/8.

                             CERTAIN TRANSACTIONS

  On January 1, 1988, in accordance with a plan of distribution, shares of the Company were distributed to the shareholders of Capital Properties on a pro rata basis. Mr. Eder and his wife own 52.3% of the outstanding common stock of Capital Properties. As part of the plan, the Company issued to Capital Properties a promissory note in the amount of $9,377,000 payable over a period of 20 years with interest at 12% per year, prepayable at any time without penalty. The Capital Properties note is secured by a first mortgage on the Company's operating right-of-way in Worcester County, Massachusetts. During 1995, the Company and Capital Properties negotiated an agreement reducing the interest rate to 10% and providing for the Company's prepayment of $1,800,000 on its note. Payments by the Company together with the interest rate adjustment result in a current monthly payment of principal and interest over the remaining twelve-year term of the note in the amount of $53,000. Fifty percent (50%) of any additional prepayments will reduce the required monthly payments. Prior to negotiating the agreement, the Company made additional voluntary prepayments totaling $300,000, $55,000 and $200,000 during 1994, 1995 and 1996, respectively. The Company intends to repay all or a portion of the balance of the Capital Properties note (approximately $3.9 million at March 18, 1998) with the proceeds of this Offering. See "Use of Proceeds."

  In 1995, the Company also entered into an agreement with Capital Properties releasing a portion of the collateral securing the note in exchange for the right to have the Company convey the Wilkesbarre Pier in East Providence, Rhode Island for the sum of one dollar to the purchaser of Capital Properties' petroleum terminal facilities in East Providence, Rhode Island. Effective January 1, 1998, a wholly-owned subsidiary of Capital Properties which acquired the petroleum terminal facilities, exercised the purchase right and acquired the Wilkesbarre Pier. The Company retained the right to use the pier for certain purposes.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of March 18, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock immediately prior to this Offering; (ii) the Selling Shareholder; (iii) each of the Company's directors; and (iv) all directors and executive officers of the Company as a group:

                             SHARES OWNED
                           BEFORE OFFERING                   OWNERSHIP AFTER OFFERING
                         --------------------                --------------------------------
NAME                      NUMBER   PERCENTAGE SHARES OFFERED   NUMBER           PERCENTAGE
----                     --------- ---------- -------------- --------------    --------------
Robert H. Eder(a)....... 1,046,492    46.0%            0 (k)      1,046,492(k)         30.1%(k)
Orville R. Harrold(b)...    22,710       *             0             22,710               *
Robert J. Easton(c).....     2,111       *             0              2,111               *
Heidi J. Eddins(d)......     3,927       *             0              3,927               *
Frank W. Barrett(e).....       610       *             0                610               *
Phillip D. Brown(f).....       210       *             0                210               *
John H. Cronin..........     1,430       *             0              1,430               *
J. Joseph Garrahy.......     1,000       *             0              1,000               *
John J. Healy(g)........       840       *             0                840               *
William J. LeDoux(h)....     1,480       *             0              1,480               *
Charles M. McCollam,
 Jr. ...................       500       *             0                500               *
Massachusetts Capital
 Resource Company(i)....   200,000     8.3%            0            200,000             5.8%
Bestfoods...............   108,155     4.9%       25,000             83,155             2.4%
All executive officers
 and directors as a
 group (11 people)(j)... 1,081,310    47.5%            0 (l)      1,081,310(l)         31.1%(l)

--------
 * Less than one percent
(a) Mr. Eder's business address is 75 Hammond Street, Worcester, Massachusetts 01610. Includes 74,580 shares of Common Stock owned by Mr. Eder's wife and assumes the conversion of the 500 shares of Preferred Stock owned by Mr. Eder.
(b) Includes (i) 1,700 shares of Common Stock held by Mr. Harrold's wife, (ii) 2,600 shares of Common Stock held by a custodian in an individual retirement account for the benefit of Mr. Harrold and (iii) 1,467 shares of Common Stock under stock options exercisable within 60 days.
(c) Includes 118 shares of Common Stock held by Mr. Easton's wife in her name and 830 shares of Common Stock issuable under stock options exercisable within 60 days.
(d) Includes 900 shares of Common Stock held by Ms. Eddins' minor children under the Uniform Gift to Minors Act and 784 shares of Common Stock issuable under stock options exercisable within 60 days.
(e) Includes 110 shares of Common Stock issuable under stock options exercisable within 60 days.
(f) Includes 110 shares of Common Stock issuable under stock options exercisable within 60 days.
(g) Includes 540 shares of Common Stock issuable under stock options exercisable within 60 days.
(h) Includes 880 shares of Common Stock issuable under stock options exercisable within 60 days.
(i) MCRC's address is 420 Boylston Street, Boston, Massachusetts 02116. Includes the 200,000 shares of Common Stock issuable upon the exercise of the MCRC Warrant. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
(j) Includes 50,000 shares of Common Stock issuable upon conversion of Preferred Stock and 4,721 shares of Common Stock issuable under stock options exercisable within 60 days.
(k) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Shares Offered, Ownership After Offering--Number and Ownership After Offering--Percentage will be 153,750, 892,742 and 25.7%, respectively.
(l) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Shares Offered, Ownership After Offering--Number and Ownership After Offering--Percentage will be 153,750, 927,560 and 26.7%, respectively.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  The following summary description of the Company's capital stock is believed to reflect all material provisions of the Company's Charter, as amended, but is not necessarily complete. Reference is made to the Company's Charter, as amended, which is filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Company is authorized to issue up to 15,000,000 shares of Common Stock, $.50 par value per share. As of the date hereof, 2,222,830 shares of Common Stock are issued and outstanding and held by 702 shareholders of record. Upon the completion of this Offering, there will be 3,422,830 shares of Common Stock issued and outstanding.

  The holders of Common Stock are entitled to one vote for each share in the election of one-third of the Board of Directors proposed to be elected at any meeting of shareholders, voting separately as a class. The holders of Common Stock and the holders of the Preferred Stock are entitled to one vote per share, voting as separate classes and not together, upon all other matters voted on by shareholders. The holders of Common Stock have no preemptive or other subscription rights. The holders of Common Stock are entitled to such dividends as may be declared from time to time thereon by the Board from funds available therefor. See "Price Range of Common Stock and Dividend Policy." Upon a dissolution or liquidation of the Company, holders of Common Stock and Preferred Stock are entitled to receive on a 1-to-100 pro rata basis all assets of the Company available for distribution after payments are made to the Company's creditors.

PREFERRED STOCK

  The Company is authorized to issue up to 653 shares of Preferred Stock, $50 par value per share. As of the date of this Prospectus, 653 shares of Preferred Stock are issued and outstanding and held by eight shareholders of record.

  The holders of Preferred Stock are entitled to one vote for each share in the election of two-thirds of the Board of Directors proposed to be elected at any meeting of shareholders, voting separately as a class. The holders of Preferred Stock and the holders of Common Stock are entitled to one vote per share, voting as a separate classes and not together, upon all other matters voted on by shareholders.

  Non-cumulative annual dividends on the Preferred Stock are payable at the rate of $5.00 per share. Each share of Preferred Stock is convertible at any time, at the holder's option, into 100 shares of Common Stock. The holders of Preferred Stock have no preemptive or other subscription rights.

  Upon a dissolution or liquidation of the Company, holders of Common Stock and Preferred Stock are entitled to receive on a 1-to-100 pro rata basis all assets of the Company available for distribution after payments are made to the Company's creditors.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND STATE LAW

  The Company is chartered by special act of the Rhode Island General Assembly. The Company's Charter and Rhode Island state law contain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise more difficult.

 Additional Common Stock

  The Company is authorized to issue up to 15,000,000 shares of Common Stock. The Company believes that the availability of additional Common Stock will provide it with increased flexibility in structuring possible financing acquisitions and in meeting other corporate needs which may arise.

 Rhode Island Anti-takeover Statute

  The Rhode Island Business Combination Act prohibits business combinations involving a shareholder of a publicly held corporation for a period of five years after such shareholder acquires 10% or more of the outstanding voting stock of the corporation, unless the board of directors approves the transaction by which such shareholder acquires 10% or more of the outstanding voting stock. The Business Combination Act also permits business combinations involving such a shareholder which occur more than five years after such shareholder acquires 10% or more of the outstanding voting stock when (i) the board of directors or disinterested shareholders holding two-thirds of the outstanding voting common stock of a publicly held corporation approve the underlying transaction or (ii) the aggregate value of the cash and non-cash consideration to be received by the shareholders satisfies statutory financial formulas. The Business Combination Act applies to all publicly held Rhode Island corporations doing business in the state which do not elect to be exempted from its effect, and the Company has not so elected to be exempt.

DIRECTORS' LIABILITY

  As authorized by Rhode Island Law, the Company's Charter provides that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director except liability: (a) for any breach of the director's duty of loyalty to the Company or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (d) for any transaction for which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Charter provides that if the Rhode Island Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Rhode Island Law, as so amended.

TRANSFER AGENT AND REGISTRAR

  State Street Bank and Trust, c/o Boston EquiServe, limited partnership, P.O. Box 8040, Boston, Massachusetts 02266-8040, (781) 575-3400, is the Company's transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of this Offering, the Company will have 3,422,820 shares of Common Stock outstanding. Of these shares, 3,219,974 shares will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased or acquired by "affiliates" of the Company (as that term is defined under the rules and regulations of the Securities Act), which shares will be subject to the resale limitations of Rule 144 under the Securities Act.

  The remaining 202,846 outstanding shares of Common Stock owned by certain shareholders of the Company are "restricted securities," as that term is defined in Rule 144, that may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted shares of Common Stock from the Company or an affiliate of the Company, a person (or persons whose shares are aggregated) may sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (34,228 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain other restrictions relating to the manner of sale, notice and the availability of current public information about the Company. If a period of two years has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or from any affiliate of the Company, a person (or persons whose shares are aggregated) who is not at any time during the 90 days preceding a sale an "affiliate" is entitled to sell such shares under Rule 144 without regard to the volume and other limitations of Rule 144 described above.

  Notwithstanding the limitations on sale described above, otherwise restricted securities may be sold at any time through an effective registration statement pursuant to the Securities Act. As of March 18, 1998, options to purchase a total of 41,161 shares of Common Stock were outstanding. An additional 462,269 shares of Common Stock will be available for future stock option grants and other awards under the Company's Stock Plans. The Company has filed Registration Statements covering the shares of Common Stock reserved for issuance under the Stock Option Plan and the Employee Stock Purchase Plan. As of March 18, 1998, 222,227 registered shares of Common Stock were available for future stock option grants and other awards under the Stock Option Plan and Employee Stock Purchase Plan. See "Management -- Stock Plans."

  Under the terms of the Secured Subordinated Note and Warrant Purchase Agreement by and between the Company and MCRC, MCRC has the right to require the Company to register all or a portion of 200,000 shares of Common Stock issuable under the MCRC Warrants (subject to certain limitations) at any time for sale to the public. The Company will pay all out-of-pocket expenses of any such registrations, other than MCRC's pro rata share of any underwriting discounts and commissions, and will indemnify MCRC against certain liabilities, including liabilities under the federal securities laws, in connection therewith. Under the terms of the Settlement Agreement by and between the Company and the Selling Shareholder dated December 12, 1995, the Selling Shareholder has the right to require the Company to register all or a portion of the 83,155 shares of Common Stock held by the Selling Shareholder (subject to certain limitations) at any time for sale to the public. The Company will pay all out-of-pocket expenses of any such registrations, other than fees and expenses of the Selling Shareholder's counsel and the Selling Shareholder's pro rata share of any registration fees, underwriting discounts and commissions, except if the registration is exclusively a secondary offering, in which case the Selling Shareholder will bear its proportionate share of the expenses of the registration and offering. The Company will indemnify the Selling Shareholder against certain liabilities, including liabilities under the federal securities law, in connection with any such registrations.

  The Company, its executive officers and directors and certain principal shareholders have agreed that for a period of 180 days (90 days in the case of the Selling Shareholder) after the date of this Prospectus, subject to certain exceptions, they will not, without the prior written consent of Advest, Inc., directly or indirectly offer, sell, announce an intention to sell, solicit any offer to buy, contract to sell, encumber, distribute, pledge, grant any option for the sale of or otherwise dispose of or, with respect to the Company, file with the Commission a registration statement under the Securities Act relating to, or, with respect to the shareholders, exercise any registration rights with respect to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock. See "Underwriting."

                                 UNDERWRITING

  Under the terms and subject to the conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Shareholder, the Principal Shareholder and the underwriters named below (the "Underwriters"), for whom Advest, Inc. is acting as the representative (the "Representative"), each of the Underwriters has severally agreed to purchase, and the Company and the Selling Shareholder have agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite the name of each of the Underwriters below:

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      Advest, Inc. ...................................................   725,000
      Schneider Securities, Inc. .....................................   200,000
      Legg Mason Wood Walker, Incorporated............................    50,000
      Carl P. Sherr & Co. ............................................    50,000
                                                                       ---------
        Total......................................................... 1,025,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain matters by their counsel and to various other conditions precedent. The Underwriters are committed to purchase and pay for all of the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters have advised the Company and the Selling Shareholder that they propose to offer the shares of the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not in excess of $0.59 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has agreed to pay to Advest, Inc., the Representative, and Schneider Securities, Inc., one of the Underwriters, a non-accountable expense allowance equal to two percent of the aggregate public offering price of the Common Stock sold by the Company, of which $50,000 has already been paid.

  The Principal Shareholder has granted to the Underwriters an option, exercisable during the 30-day period beginning on the date of this Prospectus, to purchase up to 153,750 additional shares of Common Stock (the "Option Shares"), solely to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to such Underwriter's name in the preceding table bears to the sum of the total number of shares of Common Stock in such table.

  The Company, its executive officers and directors, and certain principal shareholders have agreed that for a period of 180 days (90 days in the case of the Selling Shareholder) after the date of this Prospectus, subject to certain exceptions, they will not directly or indirectly offer, sell, announce an intention to sell, solicit any offer to buy, contract to sell, encumber, distribute, pledge, grant any option for the sale of or otherwise dispose of, or, with respect to the Company, file with the Commission a registration statement under the Securities Act relating to, or, with respect to the shareholders, exercise any registration rights with respect to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Advest, Inc.

  Subject to certain limitations, the Company, the Selling Shareholder and the Principal Shareholder have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

  The Company has granted to Advest, Inc., subject to certain exceptions, a right of first refusal to provide investment banking services, including with respect to financings, mergers and acquisitions and financial advisory and fairness opinions, to the Company for a period of three years from the date of this Prospectus.

  In connection with this Offering, the Company has agreed to sell to Advest, Inc. and Schneider Securities, Inc., for nominal consideration, warrants (the "Underwriters' Warrants"), which confer the right to purchase up to 100,000 shares of Common Stock. The Underwriters' Warrants are initially exercisable at the price of $22.09 per share of Common Stock (155% of the public offering price) (the "Exercise Price") for a period of four years commencing one year from the effective date of the Registration Statement of which this Prospectus is a part. The Underwriters' Warrants are restricted from sale, transfer, assignment or hypothecation for a period of one year from such effective date, except to members of the selling group or their respective officers or partners. The shares of Common Stock issuable upon exercise of the Underwriters' Warrants are identical to those offered hereby. The Underwriters' Warrants contain provisions providing for adjustment of the Exercise Price and the number and type of securities issuable upon the exercise thereof upon the occurrence of certain events. The Underwriters' Warrants grant to the holders thereof certain demand and "piggyback" rights of registration of the securities issuable upon the exercise thereof.

  The Underwriters have advised the Company that, pursuant to Regulation M promulgated under the Securities Exchange Act of 1934, as amended, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a selling group member in connection with this Offering if the Common Stock originally sold by such selling group member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such selling group member. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

  The foregoing is a brief summary of certain provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

  Certain legal matters relating to this Offering will be passed upon for the Company by Hinckley, Allen & Snyder, Providence, Rhode Island. Certain legal matters relating to this Offering are being passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

  The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and this Offering. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement and exhibits thereto may also be obtained on the World Wide Web site maintained by the Commission at http://www.sec.gov. Such information concerning the Company can also be inspected at the offices of the AMEX at 86 Trinity Place, New York, New York 10006.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Balance Sheets as of December 31, 1996 and 1997..........................  F-3
Statements of Income for the Years Ended December 31, 1995, 1996 and
 1997....................................................................  F-4
Statements of Shareholders' Equity for the Years Ended December 31, 1995,
 1996 and 1997...........................................................  F-5
Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
 1997....................................................................  F-6
Notes to Financial Statements............................................  F-7

                         INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Providence and Worcester Railroad Company:

  We have audited the accompanying balance sheets of Providence and Worcester Railroad Company as of December 31, 1996 and 1997, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Providence and Worcester Railroad Company as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Worcester, Massachusetts
January 30, 1998

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                                 BALANCE SHEETS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                            ASSETS
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
Current Assets:
 Cash and equivalents.......................................... $   686 $   519
 Accounts receivable, net of allowance for doubtful accounts of
  $125 in 1996 and 1997 (Notes 3 and 4)........................   2,537   2,345
 Materials and supplies........................................   1,021   2,086
 Prepaid expenses and other....................................     121     167
 Deferred income taxes (Note 7)................................     400     204
                                                                ------- -------
  Total Current Assets.........................................   4,765   5,321
Property and Equipment, net (Notes 2 and 4)....................  63,726  65,891
                                                                ------- -------
Total Assets................................................... $68,491 $71,212
                                                                ======= =======
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Notes payable, bank (Note 3).................................. $ 1,440 $ 1,350
 Current portion of long-term debt (Note 4)....................     677     931
 Accounts payable..............................................   2,861   2,083
 Accrued expenses (Note 5).....................................     907     931
                                                                ------- -------
  Total Current Liabilities....................................   5,885   5,295
                                                                ------- -------
Long-Term Debt, Less Current Portion (Note 4)..................  12,131  11,916
                                                                ------- -------
Profit-Sharing Plan Contribution (Note 9)......................     226     337
                                                                ------- -------
Deferred Grant Income (Note 1).................................   5,571   6,945
                                                                ------- -------
Deferred Income Taxes (Note 7).................................   8,617   8,681
                                                                ------- -------
Commitments and Contingent Liabilities (Note 8)................
Shareholders' Equity (Notes 8, 9 and 10):
 Preferred stock, 10% noncumulative, $50 par value; authorized
  6,817 shares; issued and outstanding 653 shares..............      33      33
 Common stock, $.50 par value; authorized 3,023,436 shares;
  issued and outstanding 2,188,244 shares in 1996 and 2,221,933
  shares in 1997...............................................   1,094   1,111
 Additional paid-in capital....................................   6,365   6,665
 Retained earnings.............................................  28,569  30,229
                                                                ------- -------
  Total Shareholders' Equity...................................  36,061  38,038
                                                                ------- -------
Total Liabilities and Shareholders' Equity..................... $68,491 $71,212
                                                                ======= =======

    The accompanying notes are an integral part of the financial statements.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                              STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
Operating Revenues -- Freight and Non-Freight.... $ 19,778  $ 19,456  $ 22,083
                                                  --------  --------  --------
Operating Expenses:
 Maintenance of way and structures...............    2,469     2,815     3,035
 Maintenance of equipment........................    1,538     1,555     1,874
 Transportation..................................    5,106     4,917     4,987
 General and administrative......................    4,095     3,859     3,764
 Depreciation....................................    1,790     1,940     2,054
 Taxes, other than income taxes..................    1,971     2,023     2,021
 Car hire, net...................................      708       605       598
                                                  --------  --------  --------
  Total Operating Expenses.......................   17,677    17,714    18,333
                                                  --------  --------  --------
Income from Operations...........................    2,101     1,742     3,750
                                                  --------  --------  --------
Other Income (Note 6)............................      581     1,660       638
                                                  --------  --------  --------
Interest Expense (Notes 3 and 4):
 Capital Properties, Inc.........................     (668)     (437)     (410)
 Other...........................................     (507)     (934)     (948)
                                                  --------  --------  --------
  Total Interest Expense.........................   (1,175)   (1,371)   (1,358)
                                                  --------  --------  --------
Income before Income Taxes.......................    1,507     2,031     3,030
Provision for Income Taxes (Note 7)..............      590       780     1,100
                                                  --------  --------  --------
Net Income....................................... $    917  $  1,251  $  1,930
Preferred Stock Dividends........................        3         3         3
                                                  --------  --------  --------
Net Income Available to Common Shareholders...... $    914  $  1,248  $  1,927
                                                  ========  ========  ========
Basic Income Per Share........................... $    .45  $    .57  $    .87
                                                  ========  ========  ========
Diluted Income Per Share......................... $    .43  $    .54  $    .81
                                                  ========  ========  ========

    The accompanying notes are an integral part of the financial statements.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND
                                                     1997
                              ----------------------------------------------------
                                                ADDITIONAL               TOTAL
                              PREFERRED COMMON   PAID-IN   RETAINED  SHAREHOLDERS'
                                STOCK    STOCK   CAPITAL   EARNINGS     EQUITY
                              --------- ------- ---------- --------  -------------
Balance, January 1, 1995....    $ 33    $ 1,005  $ 5,046   $ 26,830    $ 32,914
 Issuance of 55,000 common
  shares in payment of an
  environmental claim.......                 28      363                    391
 Issuance of 40,606 common
  shares to fund the
  Company's 1994 profit
  sharing plan
  contribution..............                 20      315                    335
 Issuance of 4,374 common
  shares for stock options
  exercised.................                  2       24                     26
 Issuance of common stock
  warrants (Note 4).........                          80                     80
 Dividends paid:
  Preferred stock, $5.00 per
   share....................                                     (3)         (3)
  Common stock, $.10 per
   share....................                                   (205)       (205)
 Net income for the year....                                    917         917
                                ----    -------  -------   --------    --------
Balance, December 31, 1995..      33      1,055    5,828     27,539      34,455
 Issuance of 53,155 common
  shares in payment of an
  environmental claim.......                 27      352                    379
 Issuance of 20,925 common
  shares to fund the
  Company's 1995 profit
  sharing plan contribution
  (Note 9).....................              10      157                    167
 Issuance of 4,123 common
  shares for stock options
  exercised and other.......                  2       28                     30
 Dividends paid:
  Preferred stock, $5.00 per
   share....................                                     (3)         (3)
  Common stock, $.10 per
   share....................                                   (218)       (218)
 Net income for the year....                                  1,251       1,251
                                ----    -------  -------   --------    --------
Balance, December 31, 1996..      33      1,094    6,365     28,569      36,061
 Issuance of 22,550 common
  shares to fund the
  Company's 1996 profit
  sharing plan contribution
  (Note 9)..................                 11      215                    226
 Issuance of 11,139 common
  shares for stock options
  exercised, employee stock
  purchases and other.......                  6       85                     91
 Dividends paid:
  Preferred stock, $5.00 per
   share....................                                     (3)         (3)
  Common stock, $.12 per
   share....................                                   (267)       (267)
 Net income for the year....                                  1,930       1,930
                                ----    -------  -------   --------    --------
Balance, December 31, 1997..    $ 33    $ 1,111  $ 6,665   $ 30,229    $ 38,038
                                ====    =======  =======   ========    ========

    The accompanying notes are an integral part of the financial statements.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................  $    917  $  1,251  $  1,930
Adjustments to reconcile net income to net cash
 flows from operating activities:
 Depreciation...................................     1,790     1,940     2,054
 Amortization of deferred grant income..........      (121)     (136)     (149)
 Gains from sale, condemnation and disposal of
  property and equipment........................       (64)   (1,103)     (157)
 Deferred income taxes..........................       220       600       260
 Other, net.....................................        19        26        65
 Increase (decrease) in cash from:
  Accounts receivable...........................      (636)       68       217
  Materials and supplies........................       (68)     (290)   (1,065)
  Prepaid expenses and other....................       (12)       18       (46)
  Accounts payable and accrued expenses.........     1,132      (914)      422
                                                  --------  --------  --------
Net cash flows from operating activities........     3,177     1,460     3,531
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..............    (4,490)   (5,465)   (5,160)
Proceeds from sale and condemnation of property
 and equipment..................................       108     1,319       230
Proceeds from deferred grant income.............       378       901     1,475
                                                  --------  --------  --------
Net cash flows used by investing activities.....    (4,004)   (3,245)   (3,455)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) under line of credit..      (120)    1,440       (90)
Payments of long-term debt......................    (4,254)     (789)     (699)
Dividends paid..................................      (208)     (221)     (270)
Proceeds from long-term debt....................     6,800                 730
Issuance of common shares for stock options
 exercised and employee stock purchases.........        26        29        86
                                                  --------  --------  --------
Net cash flows from (used by) financing
 activities.....................................     2,244       459      (243)
                                                  --------  --------  --------
Increase (Decrease) in Cash and Equivalents.....     1,417    (1,326)     (167)
Cash and Equivalents, Beginning of Year.........       595     2,012       686
                                                  --------  --------  --------
Cash and Equivalents, End of Year...............  $  2,012  $    686  $    519
                                                  ========  ========  ========
SUPPLEMENTAL DISCLOSURES:
Cash paid during year for:
 Interest.......................................  $  1,269  $  1,333  $  1,328
                                                  ========  ========  ========
 Income taxes...................................  $    543  $     60  $    873
                                                  ========  ========  ========

    The accompanying notes are an integral part of the financial statements.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

  The Company is an interstate freight carrier conducting railroad operations in Massachusetts, Rhode Island, Connecticut and New York.

  One customer accounted for approximately 12.1%, 12.6% and 15.1% of the Company's operating revenues in 1995, 1996 and 1997, respectively.

CASH AND EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents for purposes of classification in the balance sheets and statements of cash flows. Cash equivalents are stated at cost, which approximates fair market value.

MATERIALS AND SUPPLIES

  Materials and supplies, which consist of items for the improvement and maintenance of track structure and equipment, are stated at cost, determined on a first-in, first-out basis, and are charged to expense or added to the cost of property and equipment when used.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at historical cost (including self-construction costs). Acquired railroad property is recorded at the purchased cost. Major renewals or betterments are capitalized while routine maintenance and repairs, which do not improve or extend asset lives, are charged to expense when incurred. Gains or losses on sales or other dispositions are credited or charged to income. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

   DEPRECIABLE PROPERTIES                                 ESTIMATED USEFUL LIVES
   ----------------------                                 ----------------------
   Track structure.......................................     20 to 67 years
   Buildings and other structures........................     33 to 45 years
   Equipment.............................................      4 to 25 years

  In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continually evaluates whether later events and circumstances have occurred that indicate assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of the assets in measuring whether the assets are recoverable.

DEFERRED GRANT INCOME

  The Company has availed itself of various federal and state programs administered by the States of Connecticut and Rhode Island and by the Commonwealth of Massachusetts for reimbursement of expenditures for capital improvements. In order to receive reimbursement, the Company must submit requests for the projects,

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

including cost estimates. The Company receives from 70% to 100% of the costs of such projects, which have included bridges, track structure and public improvements. To the extent that such grant proceeds are used for capital improvements to bridges and track structure, they are recorded as deferred grant income and amortized into operating revenues on a straight-line basis over the estimated useful lives of the related improvements ($121 in 1995, $136 in 1996, and $149 in 1997).

  Grant proceeds utilized to finance public improvements, such as grade crossings and signals, are recorded as a direct offset to the related expense.

  Although the Company cannot predict the extent and length of future grant programs, it intends to continue filing requests for such grants when they are available.

REVENUE RECOGNITION

  Freight revenues are recorded at the time delivery is made to the customer or the connecting carrier.

  Income or loss from sale, condemnation and disposal of property and equipment and easements is recorded at the time the transaction is consummated and collectibility is assured.

INCOME TAXES

  The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This standard requires the Company to compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

INCOME PER SHARE

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share," which establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Prior to 1997, the Company computed income per common share using the methods outlined in Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," and its interpretations. The Company adopted SFAS No. 128 in 1997 and restated its earnings per share for 1995 and 1996. Previously reported income per common share for years prior to 1997 did not differ materially from that computed using SFAS 128.

  Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of the Company's outstanding convertible preferred stock, options and warrants (using the treasury stock method), except where such items would be antidilutive.

  A reconciliation of net income available to common shareholders for the computation of diluted income per share is as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            1995  1996   1997
                                                            ---- ------ ------
   Net income available to common shareholders............. $914 $1,248 $1,930
   Interest expense impact (net of tax) on assumed
    conversion of debt to exercise warrants................    0     84     84
                                                            ---- ------ ------
   Net income available to common shareholders assuming
    dilution............................................... $914 $1,332 $2,014
                                                            ==== ====== ======

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


  A reconciliation of weighted average shares used for the basic computation and that used for the diluted computation is as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1995      1996      1997
                                                 --------- --------- ---------
   Weighted average shares-basic................ 2,042,569 2,178,382 2,208,820
   Dilutive effect of convertible preferred
    stock, options and warrants.................    93,184   282,295   280,450
                                                 --------- --------- ---------
   Weighted average shares-diluted.............. 2,135,753 2,460,677 2,489,270
                                                 ========= ========= =========

EMPLOYEE STOCK OPTION PLAN

  The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees."

USE OF ESTIMATES

  The preparation of the Company's financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The Company's principal estimates include reserves for accounts receivable, useful lives of properties, accrued liabilities, including health insurance claims and legal and environmental contingencies, and deferred income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments.

  The following methods and assumptions are used to estimate the fair value of each class of financial instrument held or owed by the Company:

    Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

    Long-term debt: The fair value of the Company's long-term debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Both standards will be adopted by the Company during the first quarter of 1998 and are not expected to have material effects on its financial position and results of operations.

RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to be consistent with the current year presentation.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


2. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   Land and improvements....................................... $ 9,020 $ 9,128
   South Quay property.........................................  11,339  11,464
   Track structure.............................................  45,833  48,241
   Buildings and other structures..............................   5,955   5,318
   Equipment...................................................  15,991  17,196
                                                                ------- -------
                                                                 88,138  91,347
   Less accumulated depreciation...............................  24,412  25,456
                                                                ------- -------
     Total property and equipment, net......................... $63,726 $65,891
                                                                ======= =======

  Land and improvements include property held for resale having a net book value of approximately $400.

SOUTH QUAY PROPERTY

  Pursuant to permits issued by the United States Department of the Army Corps of Engineers and the Rhode Island Coastal Resources Management Council, the Company has developed 33 acres of waterfront land in East Providence, Rhode Island (the "South Quay") designed to capitalize on the growth of intermodal transportation, utilizing rail, water and highway connections. The property has highway access ( 1/2 mile from I-195), direct rail access and is adjacent to a 12 acre site also owned by the Company.

  The permits for the property allow for the construction of a dock along the west face of the South Quay. Unless extended, the existing permits expire in 1998. The Company intends to apply for extensions of its existing permits to enable the Company to construct a vessel unloading area if it is able to attract user or investment commitments. The Company has also recently engaged in discussions with potential users interested in utilizing the property for off loading bulk products such as salt and construction aggregate. In addition, the Company has explored the development of the facility for off loading container vessels and barges.

  The Company will need additional terminal capacity to achieve expected growth in its intermodal container business. The Company currently intends to use a portion of the property as an intermodal terminal facility to provide it with such capacity. This development will not occur until the Company completes the overhead clearance project required for the State of Rhode Island's freight rail improvement project.

  The Company intends to explore all development opportunities for the South Quay and believes its costs will be fully recovered from future leases of the property, associated rail freight revenues, particularly intermodal double stack container trains, and possible port charges such as wharfage, dockage and storage.

  The Company, relying on Rhode Island Supreme Court decisions concerning title to formerly tide flowed property, filed a lawsuit in 1996 in Rhode Island Superior Court seeking to confirm the Company's fee simple absolute title to the South Quay. Acting on motions for summary judgment from the Company and the State of Rhode Island and Coastal Resources Management Council ("Coastal Council"), the Superior Court ruled that the Company is the fee simple absolute owner of the South Quay. The State and Coastal Council have appealed the decision to the Rhode Island Supreme Court contending that the Company possesses only a 50 year exclusive license to develop and occupy the South Quay, which license must be renewed at the end of the term. A decision from the Rhode Island Supreme Court is expected in 1999. A finding that the Company possesses only a 50 year license should not prevent the utilization of the South Quay as an intermodal facility.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


3. NOTES PAYABLE, BANK

  The Company has a revolving line of credit with its principal bank in the amount of $1,750 expiring June 1, 1998. Borrowings outstanding under this line of credit are due on demand, bear interest at the bank's prime rate plus one-half of one percent (9% at December 31, 1997) and are secured by the Company's accounts receivable. In addition, the Company pays a commitment fee of one-half of one percent per year on the unused portion of the line of credit. Loans in the amount of $1,440 and $1,350 were outstanding under this line of credit at December 31, 1996 and 1997, respectively.

4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
   10% note payable to Capital Properties, Inc. (which, with
    the Company, has a common controlling shareholder), certain real estate pledged as collateral, presently payable in
    monthly installments of principal and interest of $53 to
    2007.......................................................  $ 4,211 $ 3,993
   8.69% note payable to a commercial lender, certain equipment and track structure along with a second lien on accounts
    receivable pledged as collateral, payable in monthly
    installments of principal and interest of $62 to 2003......    3,669   3,229
   7.9% note payable to a commercial lender, three locomotives pledged as collateral, payable in monthly installments of
    principal and interest of $15 to 2002 (i)..................              689
   10% subordinated note payable to Massachusetts Capital
    Resource Company ("MCRC"), effective interest rate of
    10.3%, Massachusetts track structure pledged as collateral, payable in quarterly installments of interest only through
    September 1998 and interest and principal payments
    increasing from $63 to $188 commencing in December 1998
    with a final principal payment of $1,250 due December 31,
    2005 (ii)..................................................    4,928   4,936
                                                                 ------- -------
     Total long-term debt......................................   12,808  12,847
     Less current portion......................................      677     931
                                                                 ------- -------
     Long-term debt, less current portion......................  $12,131 $11,916
                                                                 ======= =======

  --------
  (i) In July 1997, the Company completed the acquisition and renovation of three used locomotives at a total cost of $730 financed through long-term borrowings from a commercial lender. The interest rate, which is variable, is set at 2.35% over the 30 day Commercial Paper rate (approximately 7.9% as of December 31, 1997). The Company has the option of converting to a fixed rate of interest set at 2.1% over the then current weekly average rate of three year U.S. Treasury Constant Maturities. The amount of the monthly payments will be adjusted annually in August to reflect the effects of the variable interest rates in effect during the previous year.
  (ii) In December 1995, the Company concluded an agreement with MCRC whereby the Company received $5,000 in exchange for a subordinated note payable in the amount of $4,920 and warrants to purchase 200,000 shares of the Company's common stock at an exercise price of $7.10 per share. The warrants

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     are exercisable through December 31, 2005. MCRC must apply $1,420 of the amount due on its subordinate note toward the exercise of the warrants upon the Company's consummation of a public offering of its common stock at a purchase price of not less than $14.20 per share which results in gross proceeds to the Company of not less than $10,000. The value assigned to the warrants of $80 was derived from a valuation made by MCRC on the date of issue. The value assigned to the warrants is being amortized over the life of the debt. The agreement contains various covenants which, among other things, limit the payment of dividends to 25% of the Company's net income and require the Company to maintain certain ratios of leverage and interest coverage.

  The following is a summary of the maturities of long-term debt as of December 31, 1997:

   Year ending December 31:
     1998............................................................... $   931
     1999...............................................................   1,179
     2000...............................................................   1,328
     2001...............................................................   1,611
     2002...............................................................   1,030
     Thereafter.........................................................   6,768
                                                                         -------
                                                                         $12,847
                                                                         =======

5. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Casualty and environmental claims............................. $  320 $  279
   Other.........................................................    587    652
                                                                  ------ ------
                                                                  $  907 $  931
                                                                  ====== ======

  Casualty loss and environmental claims expense, included in transportation expense, amounted to $728 in 1995 and $171 in 1996. The Company did not incur any casualty loss and environmental claims expense in 1997.

6. OTHER INCOME

  Other income consists of the following:

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                     1995     1996     1997
                                                    ----------------- --------
   Gain from sale, condemnation and disposal of
    property and equipment and easements, net...... $    64 $   1,103 $   157
   Rentals and license fees, under various
    operating leases...............................     494       494     470
   Interest........................................      23        63      11
                                                    ------- --------- -------
                                                    $   581 $   1,660 $   638
                                                    ======= ========= =======

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


7. INCOME TAXES

  The provision for income taxes consists of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995    1996     1997
                                                      -------------------------
   Current:
     Federal......................................... $   320 $   150 $     750
     State...........................................      50      30        90
                                                      ------- ------- ---------
                                                          370     180       840
   Deferred, Federal and State.......................     220     600       260
                                                      ------- ------- ---------
                                                      $   590 $   780 $   1,100
                                                      ======= ======= =========

  The following summarizes the estimated tax effect of significant cumulative temporary differences that are included in the net deferred income tax provision:

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1995      1996      1997
                                                 --------  --------  --------
   Depreciation................................. $     85  $     87  $    148
   General business tax credits.................      400       238       588
   Deferred grant income........................      (91)     (271)     (478)
   Gain from sale, condemnation and disposal of
    properties and equipment....................      (14)      319       (17)
   Accrued casualty and environmental claims....     (169)      218        14
   Other........................................        9         9         5
                                                 --------  --------  --------
                                                 $    220  $    600  $    260
                                                 ========  ========  ========

  Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred income tax liability as of December 31, 1996 and 1997 are as follows:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   Deferred income tax liabilities --
     Differences between book and tax basis of properties...... $10,956 $11,087
                                                                ------- -------
   Deferred income tax assets:
     Tax credit carryforwards..................................     649      61
     Deferred grant income.....................................   1,909   2,387
     Accrued casualty losses...................................     113      99
     Other.....................................................      68      63
                                                                ------- -------
                                                                  2,739   2,610
                                                                ------- -------
     Net deferred income tax liability......................... $ 8,217 $ 8,477
                                                                ======= =======

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


  A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                  1995       1996       1997
                                                --------   --------   --------
   Federal statutory rate.....................        34%        34%        34%
   Depreciation of properties acquired from
    bankrupt railroads having a tax basis in
    excess cost...............................        (1)        (1)        (1)
   Non-deductible expenses....................         4          4          1
   State income tax, net of federal income tax
    benefit...................................         2          1          2
                                                --------   --------   --------
   Effective tax rate.........................        39%        38%        36%
                                                ========   ========   ========

8. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is a defendant in certain lawsuits relating to casualty losses, many of which are covered by insurance subject to a deductible. The Company believes that adequate provision has been made in the financial statements for any expected liabilities which may result from disposition of such lawsuits.

  The Company was notified by CPC International, Inc. (now "Bestfoods") and the United States Environmental Protection Agency that the Company was alleged to be a potentially responsible party for some or all of the costs of remediation of a Superfund site, reportedly due to the impact of a 1974 incident involving a rail car. In December 1995, the Company concluded an agreement with Bestfoods ("Agreement") in which the Company agreed to pay $990 in settlement of all claims against it relating to this incident. The Company issued 55,000 shares of its common stock, having a value of $391, to Bestfoods in December 1995 in partial payment of this claim. An additional 53,155 shares, having a value of $379, were issued in January 1996. The Company has the option of paying the remaining liability of $220 in cash or by the issuance of approximately 31,000 shares of unregistered, restricted common stock of the Company. This remaining liability must be paid by the earlier of June 30, 1999, or the closing of a public offering of at least 565,000 shares of common stock. The Agreement further provides that, in the event Bestfoods recovers insurance proceeds for its costs, the Company is entitled to receive 10% of the net recovery after deduction of litigation expenses. Bestfoods is actively engaged in litigation with an insurer seeking such a recovery. Bestfood's insurance carrier (which to date has denied coverage to Bestfoods) has notified the Company that it intends to bring suit against the Company to enforce its alleged rights of subrogation. The Company believes that since Bestfoods has released the Company from any liability, its carrier has no right of subrogation and its claim is without merit. Moreover, under the Agreement, Bestfoods is obligated to defend, indemnify and hold harmless the Company for any claims which arise from such contamination, including claims of the insurance carrier.

  While it is possible that some of the foregoing matters may be settled at a cost greater than that provided for, it is the opinion of management based upon the advice of counsel that the ultimate liability, if any, will not be material to the Company's financial statements.

  In October 1997, the Company's Board of Directors approved an agreement to purchase all of the outstanding common stock of Connecticut Central Railroad Company ("Conn Central") for 20,000 shares of newly issued common stock of the Company. If certain financial and other conditions are met, Conn Central's shareholders will receive an additional 7,500 shares of the Company's common stock one year from the date of the closing. The transaction is expected to be completed in the second quarter of 1998 following approval or exemption by the United States Surface Transportation Board. Conn Central is a shortline railroad headquartered in Middletown, Connecticut which has operating rights over approximately 28 miles in central Connecticut and connects to the Company's Middletown Secondary line. After completion of the acquisition, Conn Central will be merged into the Company.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


9. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN

  The Company has a non-qualified stock option plan ("SOP") covering all management personnel having a minimum of one year of service with the Company and who are not holders of a majority of either its outstanding common stock or its outstanding preferred stock. In addition, the Company's outside directors are eligible to participate in the SOP. The SOP covers 50,000 common shares or 5% of the shares of common stock outstanding, whichever is greater (111,097 shares at December 31, 1997). Options granted under the SOP, which are fully vested when granted, are exercisable over a ten year period at the market price for the Company's common stock as of the date the options are granted.

  Changes in stock options outstanding are as follows:

                                                           WEIGHTED AVERAGE
                                                           -------------------
                                                  NUMBER   EXERCISE    FAIR
                                                 OF SHARES   PRICE    VALUE
                                                 --------- ---------  --------
   Outstanding at January 1, 1995...............  30,357    $   6.03
   Granted......................................   7,808        7.00  $   2.29
   Exercised....................................  (4,374)       5.89
                                                  ------
   Outstanding and exercisable at December 31,
    1995........................................  33,791        6.27
   Granted......................................   7,790        6.88      2.21
   Exercised....................................  (3,823)       5.99
   Expired......................................  (2,604)       6.17
                                                  ------
   Outstanding and exercisable at December 31,
    1996........................................  35,154        6.44
   Granted......................................   7,970        7.88     $2.96
   Exercised....................................  (7,593)       6.63
   Expired......................................  (1,513)       5.98
                                                  ------
   Outstanding and exercisable at December 31,
    1997........................................  34,018       $6.76
                                                  ======

  The fair value of options on their grant date was measured using the Black-Scholes options pricing model. Key assumptions used to apply this pricing model are as follows:

                          YEARS ENDED DECEMBER 31,
                         --------------------------------------
                           1995           1996           1997
                         --------       --------       --------
Average risk-free
 interest rate..........      5.9%           6.4%          5.75%
Expected life of option
 grants.................      7.0 years      7.0 years      7.0 years
Expected volatility of
 underlying stock.......       22%            22%            29%
Expected dividend
 payment rate, as a
 percentage of the share
 price on the date of
 grant..................     1.43%          1.45%          1.26%

  It should be noted that the option pricing model used was designed to value readily tradable stock options with relatively short useful lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


  The following table sets forth information regarding options at December 31, 1997:

                                                          WEIGHTED AVERAGE
                                                     ----------------------------
                      RANGE OF         NUMBER
        NUMBER        EXERCISE        CURRENTLY      EXERCISE        REMAINING
      OF OPTIONS       PRICES        EXERCISABLE      PRICE       LIFE (IN YEARS)
      ----------     -----------     -----------     --------     ---------------
       6,430         $3.25--4.38        6,430         $3.78             4.1
      22,046          5.50--7.88       22,046          7.19             7.0
       5,542            8.50            5,542          8.50             2.0

  The Company has elected to remain with the accounting prescribed by APB 25, instead of adopting SFAS No. 123, "Accounting for Stock-Based Compensation". Therefore, no compensation cost has been recognized for the SOP. Had compensation cost for the Company's SOP been determined on the fair value of the grant dates for awards under the SOP consistent with the method of SFAS 123, the Company's net income and income per share would have been as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         1995    1996     1997
                                                        --------------- --------
   Net income:
     As reported....................................... $  917 $  1,251 $  1,930
     Pro forma.........................................    914    1,245    1,921
   Basic income per share:
     As reported.......................................    .45      .57      .87
     Pro forma.........................................    .45      .57      .87
   Diluted income per share:
     As reported.......................................    .43      .54      .81
     Pro forma.........................................    .43      .54      .80

DEFINED CONTRIBUTION RETIREMENT PLANS

  The Company has a deferred profit-sharing plan ("Plan") which covers all of its employees who are members of its collective bargaining units. Contributions to the Plan are required in years in which the Company has income from "railroad operations" as defined in the Plan. Contributions are to be equal to at least 10% but not more than 15% of the greater of income before income taxes or income from railroad operations subject to a maximum contribution of $3.5 per eligible employee. Contributions to the Plan may be made in cash or in shares of the Company's common stock. Contributions accrued under this Plan amounted to $167 in 1995, $226 in 1996 and $337 in 1997. The Company made its 1995 and 1996 contributions and intends to make its 1997 contribution in newly issued shares of its common stock.

  The Company also has a Simplified Employee Pension Plan ("SEPP") which covers substantially all employees who are not members of one of its collective bargaining units. Contributions to the SEPP are discretionary and are determined annually as a percentage of each covered employee's compensation. Contributions accrued under the SEPP amounted to $159 in 1995, $189 in 1996 and $196 in 1997.

EMPLOYEE STOCK PURCHASE PLAN

  The Company has an Employee Stock Purchase Plan ("ESPP") under which eligible employees may purchase registered shares of common stock at 85% of the market price for such shares. An aggregate of 200,000 shares of common stock are authorized for issuance under the ESPP. Any shares purchased under the ESPP are subject to a two year lock-up. As of December 31, 1997, 2,846 shares have been purchased under the ESPP.

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


10. PREFERRED STOCK

  Each share of the Company's $50 par value preferred stock is convertible into 100 shares of common stock at the option of the shareholder. The noncumulative annual stock dividend is fixed by the Company's Charter at the rate of $5.00 per share, out of funds legally available for the payment of dividends.

  The holders of preferred stock are entitled to one vote for each share in the election of two-thirds of the Board of Directors. The holders of preferred stock and holders of common stock are entitled to one vote per share, voting in separate classes, upon matters voted on by shareholders.

[PHOTOGRAPH]

1. Three B-23-7 locomotives acquired by P&W in July 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  12
Use of Proceeds..........................................................  13
Price Range of Common Stock and Dividend Policy..........................  14
Capitalization...........................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  23
Management...............................................................  33
Certain Transactions.....................................................  38
Principal and Selling Shareholders.......................................  39
Description of Capital Stock.............................................  40
Shares Eligible for Future Sale..........................................  41
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  44
Available Information....................................................  45
Index to Financial Statements............................................ F-1

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                                1,025,000 SHARES

                                      LOGO

                                   PROVIDENCE
                                      AND
                                   WORCESTER
                                RAILROAD COMPANY

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------


                                  ADVEST, INC.


                                 MARCH 19, 1998

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